UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 000-55135

POET TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

121 Richmond Street West, Suite 501 Toronto, Ontario, M5H 2K1, Canada
(Address of principal executive offices)

Peter Copetti, Interim CEO 121 Richmond Street West, Suite 501 Toronto, Ontario, M5H 2K1, Canada Tel: (416) 368-9141 Email: pcc@poet-technologies.com
(Name, Telephone, Email and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files). Not Applicable.

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

POET TECHNOLOGIES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

POET Technologies Inc. is organized under the Business Corporations Act (Ontario).  In this Annual Report, the “Company”, “we”, “our” and “us” refer to POET Technologies Inc. and its subsidiaries (unless the context otherwise requires).  We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report.  Our principal Canadian corporate offices are located at Suite 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1, Canada.  Our principal operations office is located in the U.S. on the campus of the University of Connecticut, P.O. Box 555, Storrs-Mansfield, CT 06268.  Our telephone number in Toronto is (416) 368-9411 and out telephone number in Connecticut is (203) 612-2366.

We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549.  You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedar.com.

Business of POET Technologies Inc.

We are a fabless semiconductor company specializing in the design and development of semiconductor technology for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory.  We are focused on our proprietary Planar Opto-Electronic Technology (“POET”), a semiconductor technology platform that enables multiple single-chip applications requiring optical and electrical functions, thereby addressing the needs of speed, size, energy and cost efficiency faced by current silicon-based semiconductor technology.

The Company currently operates at a loss. We have no revenues. Our expenses, directly or indirectly, relate to the development and commercialization of the POET process or our status as a publicly traded Company. During the fiscal year ended December 31, 2014, research and development expenses were $2,277,927 while general and administration expenses were $9,677,705. Included in general and administrative are non-cash share based expenses of $6,055,895 relating to the fair value of stock based compensation and the fair value of shares issued as a reduction of a license fee.  We have yet to commercialize the POET technology.  To date, proceeds from the issuance of its common shares have financed the Company’s continuing operations and research and development initiatives.

As of December 31, 2014, the Company had over $11.5 million in current assets and approximately $451,000 of accounts payable and accrued liabilities. We are confident that the current level of working capital is sufficient to support the Company over the next 12 months as the Company works toward the goal of monetizing the POET process.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (“US$” or “$”).

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws.  Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might”, “will”, “shall”, “may”, “must”, “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements and information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements and information in this Annual Report are subject to various risks and uncertainties, including those described in ITEM 3.D.  “Risk Factors”, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

•                  we have a limited operating history;

•                  our need for additional financing, which may not be available on acceptable terms or at all;

•                  the possibility that we will not be able to compete in the highly competitive semiconductor market;

•                  the risk that our objectives will not be met within the time lines we expect or at all;

•                  research and development risks;

•                  the risks associated with successfully protecting patents and trademarks and other intellectual property;

•                  the need to control costs and the possibility of unanticipated expenses;

•                  manufacturing and development risks;

•                  the risk that the price of our common stock will be volatile; and

•                  the risk that shareholders’ interests will be diluted through future stock offerings or options and warrant exercises.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws or otherwise as maybe required by law, the Company undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes for the Company’s technologies under development are presented in this Annual Report. These data have been obtained from a variety of published resources including published scientific literature, websites and information generally available through publicized means. The Company attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although the Company believes the foregoing data is reliable, the Company has not independently verified the accuracy and completeness of this data.

PART I

ITEM 1.                                              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.  Not Applicable.

ITEM 2.                                              OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                              KEY INFORMATION

A.  Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2014, 2013 and 2012 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm.  Selected financial data of the Company for the years ended December 31, 2011 and 2010 was derived from the consolidated financial statements of the Company, which are not included in this Annual Report.

The information contained in the selected financial data for the 2014, 2013 and 2012 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading “ITEM 17.  Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading “ITEM 5.  Operating and Financial Review and Prospects.”  Except where otherwise indicated, all amounts are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

Since its formation, the Company has financed its operations from public and private sales of equity securities, proceeds received upon the exercise of warrants and stock options, research and development contracts from U.S. government agencies and, prior to 2012, by sales of solar energy equipment products.  The Company has never been profitable, so its ability to finance operations has been dependent on equity financings.  The Company believes that it will continue to rely on the sale of its equity securities to provide funds for its activities.  While the Company is not planning to seek additional equity financing at this time, because we believe it is well capitalized for the next 12 months, nevertheless the Company may effect a future financing if an appropriate opportunity presents itself.  See ITEM 3.D.  “Risk Factors.”

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

Restated Financial Information

During the 2014 fiscal year, the Company made an accounting policy change to capitalize its patent registration costs (see note 20 to the financial statements which are included at item 17). The previous accounting policy was to charge patent registration costs against profit and loss in the year those costs are incurred.

The new accounting policy was adopted in 2014 and has been applied retrospectively. Management believes that the change in accounting policy will provide more relevant and reliable information. The Company is developing an intangible process which is increasing the net worth of the Company. This retrospective change in accounting policy provides more transparent information relating to these assets as they are expected to provide future economic benefits and can be measured reliably.

The following consolidated financial information is separated between continuing and discontinued operations.

Consolidated Statements of Operations

Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2014	Restated 2013	Restated 2012	Restated 2011	Restated 2010

Costs and Expenses
General and Administration	$9,677,705	$6,284,288	$3,023,471	$2,695,956	$1,381,473
Research and Development	2,277,927	1,925,974	1,093,998	1,327,057	1,018,136
Investment Income, including interest	—	(18,371)	—	(21,915)	(39,590)
Total Expenses	11,955,632	8,191,891	4,117,469	4,001,098	2,360,019

Loss, before the following
Other income	169,832	342,874	238,806	755,422	1,107,854
Net Loss for the Period
Loss from continuing operations	(11,785,800)	(7,849,017)	(3,878,663)	(3,245,676)	(1,252,165)
Loss from discontinued operations, net of taxes	—	—	(4,685,449)	(11,898,225)	(6,737,062)
Net Loss	(11,785,800)	(7,849,017)	(8,564,112)	(15,143,901)	(7,989,227)
Deficit, beginning of period	(66,994,702)	(59,145,685)	(50,442,457)	(35,298,556)	(27,309,329)
Divestiture of non-controlling interest	—	—	(139,116)	—	—
Deficit, end of period	$(78,780,502)	$(66,994,702)	$(59,145,685)	$(50,442,457)	$(35,298,556)
Basic and Diluted Loss Per Share:	$(0.08)	$(0.06)	$(0.08)	$(0.17)	$(0.11)
Continuing Operations	$(0.08)	$(0.06)	$(0.04)	$(0.04)	$(0.02)
Discontinued Operations	—	—	$(0.04)	$(0.13)	$(0.09)

Consolidated Statements of Discontinued Operations

Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2014	2013	2012	2011	2010

Revenue	$—	$—	$617,728	$5,122,507	$539,784

Costs and Expenses
Cost of Goods Sold	—	—	1,117,282	8,916,603	434,627
General and Administration	—	—	3,380,117	5,551,286	4,061,666
Research and Development	—	—	611,644	2,561,217	2,769,806
Investment Income, including interest	—	—	(3,044)	(8,374)	—
Total Expenses	—	—	5,105,999	17,020,732	7,066,099

Net Operating Income (Loss) from Discontinued Operations	—	—	(4,488,271)	(11,898,225)	(6,726,315)
Loss on divestiture of subsidiaries	—	—	(197,178)	—	(40,572)
Net Income (Loss) from Discontinued Operations	—	—	(4,685,449)	(11,898,225)	(6,766,887)
Attributable to non-controlling interest	—	—	—	107,662	29,825
Attributable to equity shareholders	$—	$—	$(4,685,449)	$(11,790,563)	$(6,737,062)

Consolidated Balance Sheets

Under International Financial Reporting Standards

(US$)

	December 31,
	2014	Restated 2013	Restated 2012	Restated 2011	Restated 2010
Assets
Cash	$11,287,864	$3,260,967	$1,435,762	$1,330,141	$6,629,958
Short term investments	—	—	—	—	304,149
Accounts And Other Receivable	—	—	96,749	526,229	312,043
Prepaids and Other Current Assets	243,501	267,012	158,257	152,162	507,635
Inventories	—	—	—	1,426,003	5,608,647
Marketable Securities	—	397	426	415	423
Assets Available for Sale	—	—	606,413	—
Investment in Opel Solar Asia Company Limited	—	—	—	197,178	—
Property and Equipment	1,058,860	903,792	26,670	1,798,779	3,315,081
Patents and Licenses	260,721	125,676	75,550	198,249	203,421
Total Assets	$12,850,946	$4,557,844	$2,399,827	$5,629,156	$16,881,357

Liabilities
Accounts Payable and accrued liabilities	$451,724	$256,027	$231,903	$1,705,876	$771,938
Product Warranty	—	—	25,899	25,899	—
Customer deposits	—	—	—	—	1,347,825
Disposal Group Liabilities	—	—	606,413	—	—
Deferred Energy Credit	—	—	—	614,363	649,642
Asset Retirement Obligation	—	—	—	74,277	69,062
Total Liabilities	451,724	256,027	864,215	2,420,415	2,838,467

Shareholders’ Equity
Share Capital	61,688,953	42,911,455	40,225,401	38,507,720	34,330,441
Special Voting Share	—	—	100	100	100
Special Warrants and Shares to be Issued	—	—	—	27,521	276,833
Warrants	6,458,659	8,135,590	3,850,685	1,813,729	6,025,715
Contributed Surplus	23,616,664	20,261,067	16,361,282	13,162,981	8,497,812
Accumulated Other Comprehensive Income (loss)	(584,552)	(11,593)	243,829	278,263	233,495
Deficit	(78,780,502)	(66,994,702)	(59,145,685)	(50,442,457)	(35,298,556)
Non-Controlling Interest	—	—	—	(139,116)	(22,950)
Total Shareholders’ Equity	12,399,222	4,301,817	1,535,612	3,208,741	14,042,890

Total Liabilities and Shareholders’ Equity	$12,850,946	$4,557,844	$2,399,827	$5,629,156	$16,881,357

Exchange Rate

Because the presentation currency of the Company is U.S. dollars, there are no exchange rate considerations in interpreting these tables, unless otherwise noted.

B.  Capitalization and Indebtedness

Not Applicable.

C.  Reasons for the Offer and Use of Proceeds

Not Applicable.

D.  Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information.  Factors that might cause such differences include those discussed below and elsewhere in this Annual Report.

Risks Related to Our Business

We have a limited operating history, and we do not expect to become profitable in the near future.

We are a fabless semiconductor technology development company with a limited operating history.  We are not profitable and have incurred losses.  We continue to incur research and development and general and administrative expenses related to our operations.  We expect to continue to incur losses for the foreseeable future, and these losses may increase as we move toward the commercialization of our technology currently under development.  If our POET technology platform does not achieve market acceptance, we may never become profitable.  Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.  Accordingly, it is difficult to evaluate our business prospects.  Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and competitive markets, such as the semiconductor market, where market acceptance of our technology is uncertain.

We depend on the implementation of our business plan, including our ability to make future progress in the development or our POET technology.  There can be no assurance that our efforts will ultimately result in profits.

We have not yet commercialized the POET technology and there is no certainty that we will be able to do so.

We have not yet commercialized our POET technology, and we may never be able to do so.  We do not know when or if we will complete our development efforts or successfully license our technology.  Even if we are successful in developing a commercially useful POET platform, we will not be successful unless POET gains market acceptance.  The degree of market acceptance of these products will depend on a number of factors, including:

•                  the adoption of our technology by semiconductor device designers and manufacturers;

•                  the competitive environment;

•                  the establishment and demonstration in the technology community of the efficacy of our technology and its potential advantages over existing technology; and

•                  the adequacy and success of sales and marketing efforts regarding licensing our technology.

The Company has a history of losses and expects to continue to incur additional losses for the foreseeable future.

The Company’s primary focus is on the research and development of a specific semiconductor technology, which requires the expenditure of significant amounts of cash over a relatively long time period.  As at December 31, 2014, the Company’s total deficit was $78,780,502, with net losses in fiscal years 2014 and 2013 of $11,785,800 and $7,849,017 respectively.  There can be no assurance that the Company will ever record any earnings.

The Company may need to obtain additional investment capital and there can be no assurance that the Company will be successful in generating sufficient cash flow to continue its development.

As stated above, the Company expects to incur losses for the foreseeable future. As of December 31, 2014, 2013 and 2012, the Company’s working capital was $11,079,641, $3,272,349 and $1,433,392 respectively.

The increase and maintenance of higher working capital in 2014 was due to the $4.5 million dollars financing completed on February 13, 2014 in addition to $9.9 million dollars raised through the exercise of stock options and warrants during the year ended December 31, 2014.  The Company has no capital commitments. The Company anticipates spending a minimum of $2,390,000 over the next two years on research and development activities.

The increased working capital from 2012 to 2013 was due to CA$7.2 million of financing completed on February 14, 2013 in addition to CA$5.4 million raised in the second half of 2012.  The Company used a portion of the funds raised in 2012 to settle the high accounts payable balances and the credit facility that were carried for most of 2012.  Additionally, $900,236 has been spent in 2013 and 2012 procuring machinery and equipment.

The Company’s balance sheet as at December 31, 2014 shows assets with a book value of $12,850,946 (2013 - $4,557,844, 2012 - $2,399,827) of which 90% (2013 - 78%, 2012 — 97%) or $11,531,365 (2013 - $3,528,376, 2012 - $2,297,607) is current and primarily cash of $11,287,864 (2013 - $3,260,967, 2012 - $1,435,762).  The Company’s cash position has been bolstered by the exercise of warrants and stock options subsequent to the 2014 year end that resulted in additional capital of approximately $6.0 million.

As of March 15, 2015, there are 12,066,431 warrants outstanding to purchase common shares at an average exercise price of $0.35 expiring between June 8, 2015 and September 27, 2015. Should those warrants be exercised, there is a potential for an additional CAD $4.2 million to be raised by the Company. Whether the warrants will be exercised is dependent on a number of factors that are outside of the Company’s control, such as stock price and investor confidence.

Based on current plans and cash utilization, the Company believes it has sufficient liquidity to support its operations and technological programs through 2015, which include further development of the POET semiconductor process and increasing the POET intellectual property portfolio to enable the Company to exploit the POET technology, through licenses and collaborative arrangements.  If development were delayed, or in the event that the Company was unable to execute licenses of the POET technology or otherwise exploit the technology, additional financing would be necessary.  There can be no assurance that the Company would be able to obtain such financing or that the objectives will be achieved at all.

The Company has no external sources of financing such as bank lines of credit. The Company will likely require future additional financing to carry out its business plan. The current market for both debt and equity financings for companies such as the Company is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms or at all. The failure to obtain financing on a timely basis may result in the Company’s having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value.  Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations and other strategic alliances, which, if obtained, may reduce the Company’s interest in our intellectual property. There can be no assurance, however, that any such alternative sources of funding will be available.

Rapid technological change could render the Company’s technology non-competitive and obsolete.

The semiconductor industry is subject to rapid and substantial technological change. Developments by others may render the Company’s POET technology non-competitive, and the Company may not be able to keep pace with technological developments.  Competitors have developed technologies that compete with the functionality expected of the Company’s technology.  Some of these technologies have an entirely different approach or means of accomplishing the desired process and function than the POET process being developed by the Company and may be more effective and less costly to implement than the technologies developed by the Company.

Currently, the industry is dominated by silicon-based semiconductor technology that requires the fabrication of multiple chips for optical and electrical functions.  As such, manufacturers of electronic devices are accustomed to designing their products around multi-chip platforms.  If more advanced silicon-based technology is developed, manufacturers may determine that maintenance of the silicon platform will be less costly to implement and utilize than alternative technologies.  Also, competitors may develop other integrated circuit platforms that are easier for manufacturers to adopt.

Our research and development efforts are focused on the POET platform, and any delay in the development, or the abandonment of POET, or POET’s failure to achieve market acceptance, would compromise our competitive position.

We have devoted and expect to continue to devote a large amount of resources to develop new and emerging technologies and standards that can be commercially licensed in the future.  Our POET platform is a new technology which as yet does not have an established base and may not be embraced for use by the semiconductor industry.  Should technology companies fail to license POET and develop commercially available products based on our POET platform, our research and development efforts with respect to these technologies and standards likely would have no appreciable value.  In addition, if we do not correctly anticipate new technologies and standards, or if the products that our licensees, if any, develop based on these new technologies and standards fail to achieve market acceptance, our competitors may be better able to address market demand than we would.  Furthermore, if markets for these new technologies and standards develop later than we anticipate, or do not develop at all, demand for our technologies that are currently in development would suffer, resulting in reduced licensing sales of these technologies, if any.

We are a relatively small company with limited resources compared to some of our current and potential competitors and we may not be able to compete effectively and increase market share.

Some of our potential competitors have longer operating histories, significantly greater resources and name recognition and a base of customers. As a result, these competitors may have greater credibility with our potential customers.  They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and licensing of their technologies than we would be able to.  In addition, some of our potential competitors have likely already established licensing or joint development relationships with the decision makers at our potential customers. In addition, many of what we perceive as potential customers have the capabilities to develop technology competitive to ours internally.  These competitors may be able to leverage their existing relationships to discourage their customers from licensing or otherwise utilizing our technology.  These competitors may elect not to support our technology which could complicate our sales efforts.  These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business.

We are party to an intellectual property license agreement granting a portion of all future revenues.

The Company has a License Agreement, as amended in 2014, with the University of Connecticut (“UCONN”) whereby UCONN granted the Company an exclusive license to the intellectual property developed by a consultant and director of the Company, Dr. Geoffrey Taylor, who is also a member of the faculty at UCONN.  Such a license may reduce the profitability of the Company if and when our products reach market.  The Company is obligated to pay up to $1,000,000 per year when revenues reach certain milestones as well as pay an additional 3% of any revenue received in connection with the exploitation of the licensed intellectual property to third parties other than engineering expenses received from third parties.

We will be dependent on both semiconductor manufacturers and major intellectual property licensees.

We will be dependent on semiconductor manufacturers, as licensees of our technology, to manufacture and market microprocessors based on our architecture in order to receive royalties in the future. We also depend on them to add value to our licensed technology by providing complete POET-based solutions to meet the specific application needs of systems companies. However, the semiconductor manufacturers, if any, will not be contractually obliged to manufacture, distribute or sell devices based on our technology or to market our POET technology on an exclusive basis. Some potential semiconductor partners design, develop and/or manufacture and market devices based on different competing architectures, including their own, and others may do so in the future.

We anticipate that our revenue will depend on these major license customers, although the companies considered to be major customers and the percentage of revenue represented by each major customer may vary from period to period depending on the addition of new agreements, the timing of work performed by us and the number of designs utilizing our products. In addition, we cannot be certain that any of the integrated circuit manufacturers will produce products incorporating our intellectual property components or that, if production occurs, they will generate significant royalty revenue for us.

We cannot assure you that semiconductor device manufacturers will dedicate the resources necessary to promote and develop products based on our POET technology, that they will manufacture products based on our POET technology in quantities sufficient to meet demand, that we will be successful in developing relationships with semiconductor manufacturers or that we will be able to maintain relationships with semiconductor manufacturers once developed.

Our revenues will depend in large part on royalties that may be received on POET-based devices, which will likely be generated on the volumes and price of devices manufactured and sold by our semiconductor manufacturer licensees, if any. Our royalties will be therefore influenced by many of the risks faced by the semiconductor market in general. These risks include reductions in demand and reduced average selling prices. The semiconductor market is intensely competitive. It is also generally characterized by declining average selling prices over the life of a generation of devices. The effect of these price decreases is compounded by the fact that royalty rates decrease as a function of volume. We cannot assure you that delays in licensing, poor demand for services or decreases in prices or in our royalty rates will not materially adversely affect our business, results of operations and financial condition.

The enforceability of the Company’s patents and the Company’s ability to maintain trade secrets cannot be predicted and such patents or trade secrets may not provide the Company with a competitive advantage against competitors with similar products or technologies.

We rely on a combination of patent and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property. Any failure to protect our intellectual property rights would diminish or eliminate the competitive advantages that we derive from our proprietary technology.  We cannot assure you that we will be able to adequately protect our technology or other intellectual property from third-party infringement or from misappropriation in the U.S. and abroad. Any patent licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. In jurisdictions where foreign laws provide less intellectual property protection than afforded in the U.S. and abroad, our technology or other intellectual property may be compromised, and our business would be materially adversely affected.

We may occasionally become involved in administrative proceedings, lawsuits or other proceedings if others allege that we infringe on their intellectual property rights. Some of these claims could subject us to significant liability for damages and invalidate our property rights. If successful, such claims could impair our ability to collect royalties or license fees or could force us or our customers to:

•                  stop using or exploiting the challenged intellectual property;

•                  obtain from the owner of the infringed intellectual property, at our expense, a license to sell the relevant technology at an additional cost, which license may not be available on reasonable terms, or at all; or

•                  redesign our technology to make it non-infringing.

Our failure to protect our proprietary rights, or the costs of protecting these rights, may harm our ability to compete.

Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and development and testing tools.  To that end, we have obtained certain domestic and foreign patents and intend to continue to seek patents on our inventions when appropriate.  The process of seeking patent protection can be time consuming and expensive. We cannot ensure the following:

•                  that patents will be issued from currently pending or future applications;

•                  that our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

•                  that foreign intellectual property laws will protect our foreign intellectual property rights; and

•                  that others will not independently develop similar products, duplicate our products or design around any patents issued to us.

Intellectual property rights are uncertain and adjudication of such rights involves complex legal and factual questions.  We may be unknowingly infringing on the proprietary rights of others and may be liable for that infringement, which could result in significant liability for us.  We may receive correspondence from third parties alleging infringement of their intellectual property rights.  If we are found to infringe the proprietary rights of others, we could be forced to either seek a license to the intellectual property rights of others or alter our technologies so that they no longer infringe the proprietary rights of others.  A license could be very expensive to obtain or may not be available at all.  Similarly, changing our processes to avoid infringing the rights of others may be costly or impractical.

We would be responsible for any patent litigation costs.  Our License Agreement with UCONN does not provide for indemnification of the Company by UCONN.  If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings in the United States Patent and Trademark Office or in the United States or Canadian courts to determine any or all of the following issues: patent validity, patent infringement, patent ownership or inventorship.  These types of proceedings may be costly and time consuming for us, even if we eventually prevail.  If we do not prevail, we might be forced to pay significant damages, obtain a license, if available, or stop making a certain product.  From time to time, we may prosecute patent litigation against others and as part of such litigation, other parties may allege that our patents are not infringed, are invalid and are unenforceable.  We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property.  Such parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these parties.

Our results may fluctuate significantly and be unpredictable.

Assuming that we are able to finish development of the POET platform technology and commence its exploitation, we will likely experience in the future significant quarterly fluctuations in our results of operations. Our results may fluctuate because of a variety of factors. Such factors include:

•                  the timing of entering into agreements with licensees;

•                  the financial terms and delivery schedules of our agreements with licensees;

•                  the demand for products that incorporate our technology;

•                  the mixture of license fees, royalties, revenues from the sale of development systems and fees from services;

•                  the introduction of new technology by us, our licensees or our competition;

•                  the timing of orders from and shipments to systems companies of POET-based devices from semiconductor manufacturers;

•                  the sudden technological or other changes in the semiconductor industry; and

•                  new litigation or developments in current litigation.

In future periods, our operating results may not meet the expectations of public market analysts or investors. In such an event the market price of our shares could be materially adversely affected.

We anticipate that licenses of our POET platform to a relatively limited number of customers will account for a significant portion of our total net revenues.

Once our POET technology is fully developed, we expect that a relatively small number of customers will account for a significant portion of our future net revenues in any particular period.  Due to this, some of the following may reduce our future revenues or adversely affect our business:

•                  reduction in scope, delay in completion or cancellation of licenses to one or more potentially significant customers;

•                  development by one or more of our potentially significant customers of other technologies for current or future products;

•                  loss of one or more of our potentially significant customers or a disruption in our licensing activities;

•                  failure of one or more of our potentially significant customers to make timely payment of our invoices; and

•                  failure of one or more of our customers to implement our technology in products successfully, thus limiting any potential royalty income.

We cannot be certain that any potential customer will license technology from us, or, once established as a customer, that they will generate further income to us by means of further licenses or royalties.

Our success will depend substantially on systems companies.

Our future success will depend substantially on the acceptance of our technology by systems companies, particularly those which develop and market electronic products in the defense, wireless, consumer electronics and networking markets where demand may be highly cyclical. The reason for this dependence is that sales of POET-based devices by semiconductor manufacturers to systems companies directly affect the amount of royalties we might receive. We are subject to many risks beyond our control that may influence the success or failure of a particular systems company. These risks include:

•                  competition faced by the systems company in its particular industry:

•                  the engineering and marketing capabilities of the systems company;

•                  market acceptance of the systems company’s products;

•                  technical challenges unrelated to our technology faced by the systems company in developing its products; and

•                  the financial and other resources of the systems company.

It will likely take a long time to persuade systems companies to accept our POET technology and, even if accepted, we cannot assure you that our technology will be used in a product that is ultimately brought to market. Furthermore, even if our technology is used in a product brought to market, we cannot assure you that such product will be commercially accepted or result in significant royalties to us. Demand for our intellectual property may also be affected by consolidation in the integrated circuit and related industries, which may reduce the aggregate level of purchases of our intellectual property components and services by the combined companies.

Competition — we may not be able to compete successfully in the future.

Our target markets are intensely competitive and characterized by rapid technological change. We cannot assure you that we will have the financial resources, technical expertise or marketing or support capabilities to compete successfully in the future. Competition is based on a variety of factors including price, performance, features, software availability, marketing, customer support, name recognition and financial strength. Further, given our contemplated reliance on semiconductor manufacturers, our competitive position is dependent on their competitive position. In addition, semiconductor manufacturers are not expected to license our architecture exclusively, and several of them also design, develop, manufacture and market semiconductor devices based on their own architectures or on other non-POET technologies.

Our future capital needs may require us to seek debt financing or additional equity funding which, if not available, could cause our business to suffer.

From time to time, we may be required to raise additional funds for our future capital needs through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional financing arrangements may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. Our failure to raise capital when needed could have a material adverse effect on our business.

We are dependent on key personnel and the loss of any of these individuals could adversely affect the Company.

The Company’s ability to continue its development of potential products, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management and technical personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its senior management, particularly its; Executive Co-Chairman and Interim Chief Executive Officer, Peter Copetti; Chief Scientist, Dr. Geoffrey Taylor; and other officers and members of Dr. Taylor’s team.  The Company has entered into a consulting agreement with Dr. Taylor, who is on the faculty at UCONN and employment agreements with Mr. Copetti.  If the Company loses the services of key personnel through loss of life, impairment or resignation, it may be unable to replace them, and its business could be negatively affected.

We will be highly dependent upon collaborative partners to develop and commercialize products using our POET Technology.

A key part of our strategy is to form collaborations with semiconductor, defense and electronics companies that will assist us in developing, testing, and commercializing the POET platform. We currently have a collaborative agreement for process development with BAE Systems, Nashua, New Hampshire (“BAE”), which provides for a potential joint development program of the Company’s POET technology and undivided 50% joint interest in process development intellectual property, only in circumstances where such intellectual property is jointly developed at BAE Systems facilities thereunder (subject to the Company’s and its subsidiaries’ obligations to UCONN), with royalties running from each to the other in connection with revenues generated from the intellectual property.  To date, we have engaged with BAE in such a manner that BAE does not participate in the development of our core POET process technology, and we intend to maintain that separation of activities in the future.  We have recently entered into a supplement to our agreement with BAE which provides for incremental development work to be performed by BAE in connection with the commercial development of the POET technology.  BAE is not exclusive in this development program.  If we are required to engage a new company to undertake development work due to BAE’s inability to do so, we may be delayed in one or all stages of our progress, which could prove costly both operationally and strategically.

We expect to negotiate specific ownership rights with respect to the intellectual property developed as a result of the collaboration with each partner. While ownership rights will likely vary from program to program, in general we will seek to retain ownership rights to developments directly relating to POET and our partner will retain rights specific to the application under development.

Despite our existing development agreement with BAE, we cannot make any assurances that:

•                  we will be able to enter into additional collaborative arrangements to develop products utilizing our POET technology;

•                  any existing or future collaborative arrangements will be sustainable or successful;

•                  the applications contemplated in collaborative arrangements will be further developed by partners in a timely fashion;

•                  any collaborative partner will not infringe upon our intellectual property position in violation of the terms of the collaboration contract; or

•                  milestones in collaborative agreements will be met and milestone payments, if any, will be received.

If we are unable to obtain development assistance and funds from other companies to fund a portion of our development costs and to commercialize our technology, we may be required to delay, curtail, or stop development of our projects.

We face risks from failures in the device manufacturing processes of our customers.

The fabrication of integrated circuits, particularly those made of gallium arsenide (“GaAs”), is a highly complex and precise process. Integrated circuits incorporating the POET platform are primarily manufactured on wafers made of GaAs. Compared to the manufacturing of silicon integrated circuits, GaAs technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of GaAs wafers can result in lower manufacturing yields than with silicon wafers. Further, during manufacturing, each wafer is processed to contain numerous integrated circuits or which may also result in lower manufacturing yields. As a result, our customers utilizing POET GaAs wafers may reject or be unable to sell a substantial percentage of wafers or the die on a given wafer because of, among other factors:

•                  minute impurities;

•                  difficulties in the fabrication process, such as failure of special equipment, operator error or power outages;

•                  defects in the masks used to print circuits on a wafer;

•                  electrical and/or optical performance; or

•                  wafer breakage.

Our future customers may experience similar difficulty in maintaining acceptable manufacturing yields, which in turn may hinder adoption of our POET platform for cost or yield reasons.

Our POET platform incorporates technology licensed from third parties.

We incorporate technology (including software) licensed from a limited number of third parties in the deployment of our POET platform, including from UCONN.  We could be subjected to claims of infringement regardless of our lack of involvement in the development of the licensed technology.  Although a third-party licensor may, in some cases, indemnify us if the licensed technology infringes on another party’s intellectual property rights, such indemnification is typically limited in amount and may be worthless if the licensor becomes insolvent.  Our agreement with UCONN does not provide for indemnification of us for intellectual property infringement. Furthermore, any failure of third-party technology to perform properly would adversely affect the development or exploitation of POET.

Our intellectual property indemnification practices may adversely impact our business.

We expect to be required to indemnify our customers for certain costs and damages of intellectual property rights in circumstances where one of our products is the factor creating the customer’s infringement exposure.  This practice may subject us to significant indemnification claims by our customers.  In some instances, our technology may be utilized to manufacture devices by our customers that comply with international standards.  These international standards are often covered by patent rights held by third parties, which may include our competitors.  The costs of obtaining licenses from holders of patent rights essential to such international standards could be high.  The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement.  We are not aware of any claimed violations on our part. However, we cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, results of operations or financial condition.

We may be subject to information technology failures that could damage our reputation, business operations and financial condition.

We rely on information technology for the effective operation of our business.  Our systems are subject to damage or interruption from a number of potential sources, including natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, cyber attacks, sabotage, vandalism, or similar events or disruptions.  Our security measures may not detect or prevent such security breaches.  Any such compromise of our information security could result in the unauthorized publication of our confidential business or proprietary information, result in the unauthorized release of customer, supplier or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation or damage our reputation.

Although safeguards exist, third parties with which we currently conduct business may have access to certain portions of our sensitive data.  In the event that these third parties do not properly safeguard our data that they hold, security breaches could result and negatively impact our business.  In addition, our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business, which could negatively affect our business and operating results, operations and financial results.

The high cost of building advanced semiconductor manufacturing facilities may limit the number of foundries as potential customers for our POET platform.

The cost of developing leading-edge manufacturing facilities and processes needed for building advanced chips is rising. Some of our potential foundry customers may delay or cancel plans for expanding current processes or developing new manufacturing processes, which, if done, may reduce our licensing opportunities.   In addition, the bargaining power of the remaining foundries with advanced manufacturing facilities would be increased. This could make it harder for us to win profitable licensing deals with these foundries, further reducing both licensing and royalty revenue.

There are foreign exchange risks associated with our Company.

Because we have historically raised funds in both the Canadian and U.S. markets, a portion of our costs are denominated in Canadian dollars and our funding is subject to foreign exchange risks.  A decrease in the value of the U.S. dollar relative to the Canadian dollar could affect our costs and potential future profitability.  We do not currently hold forward exchange contracts or other hedging instruments to exchange foreign currencies for U.S. dollars to offset potential currency rate fluctuations.

Risks Related to Our Common Stock

Our stock price has been and may continue to be volatile.

The trading price for our common stock on the TSX Venture Exchange (“TSXV”) has been and is likely to continue to be highly volatile.  Although we are registering our stock with the U.S. Securities Exchange Commission (“SEC”), no significant U.S. market may develop, and if such a market develops, prices on that market are also likely to be highly volatile.  The market prices for securities of early stage technology companies have historically been highly volatile.

Factors that could adversely affect our stock price include:

•                  fluctuations in our operating results;

•                  announcements of partnerships or technological collaborations and announcements of the results or further actions in respect of any partnerships or collaborations, including termination of same;

•                  innovations by us or our competitors;

•                  governmental regulation;

•                  developments in patent or other proprietary rights;

•                  the results of technology and product development testing by us, our partners or our competitors;

•                  litigation;

•                  general stock market and economic conditions;

•                  number of shares available for trading (float); and

•                  inclusion in or dropping from stock indexes.

As of March 15, 2015, our 52-week high and low closing market price for our common stock on the TSXV was CA$2.87 (US$2.614 and CA$0.65 (US$0.57), respectively, based on the closing exchange rates on the respective dates.

The Company has historically obtained, and expects to continue to obtain, its requisite additional financing primarily by way of sales of its equity, which may result in significant dilution to existing shareholders.

The Company has not earned profits, so its ability to finance operations is chiefly dependent on equity financings. Since 2012 the  Company has raised over CA$28.2 million (US$26 million) in equity financing through private placements or the exercise of stock options and warrants in support of the POET initiative, which has resulted in significant dilution to existing shareholders.  Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

Future sales of common stock or warrants, or the prospect of future sales, may depress our stock price.

Sales of a substantial number of shares of common stock or warrants, or the perception that sales could occur, could adversely affect the market price of our common stock. Additionally, as of March 15, 2015, there were outstanding options to purchase up to 20,656,500 shares of our common stock that are currently exercisable and additional outstanding options to purchase up to 2,940,000 shares of common stock that are exercisable over the next several years.  As of March 15, 2015, there were outstanding warrants to purchase 21,432,163 shares of our stock. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is $0.51 and the weighted average exercise price of warrants is $0.44, which compares to the $1.10 market price at closing on March 15, 2015.

Dilution through exercise of share options could adversely affect the Company’s shareholders.

Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  As of March 15, 2015, there were 23,596,500 share purchase options outstanding with a weighted average exercise price of $0.511 and 21,432,163 share purchase warrants outstanding with a weighted average exercise price of $0.441. If all of these securities were exercised, an additional 45,028,663 common shares would become issued and outstanding. This represents an increase of 25.55% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The risks associated with penny stock classification could affect the marketability of the Company’s common shares and shareholders could find it difficult to sell their shares.

The Company’s common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

We are incorporated under the Business Corporations Act (Ontario) (the “OBCA”).  The rights of holders of our common shares are governed by the laws of the Province of Ontario, including the OBCA, by the applicable laws of Canada, and by our Articles of Continuance and all amendments thereto (collectively, the “Articles”), and our by-laws (the “By-laws”).  These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.  The principal differences include without limitation the following:

Under the OBCA, we have a lien on any common share registered in the name of a shareholder or the shareholder’s legal representative for any debt owed by the shareholder to us.  Under U.S. state law, corporations generally are not entitled to any such statutory liens in respect of debts owed by shareholders.

With regard to certain matters, we must obtain approval of our shareholders by way of at least 66 2/3% of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter.  Such matters include without limitation: (a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles.  Under U.S. state law, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required.  In addition, under U.S. state law the vote of a majority of the shares is generally sufficient to amend a company’s certificate of incorporation, including amendments affecting capital structure or the number of directors..

Pursuant to our By-laws, two persons present in person or represented by proxy and each entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders.  Under U.S. state law, a quorum generally requires the presence in person or by proxy of a specified percentage of the shares entitled to vote at a meeting, and such percentage is generally not less than one-third of the number of shares entitled to vote.

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any “related party” (as defined in such rules).  A “related party” is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation.  At such shareholders’ meeting, votes cast by any related party who holds common shares and has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction.  Under U.S. state law, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction.

There is no limitation imposed by our Articles or other charter documents on the right of a non-resident to hold or vote our common shares.  However, the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”), generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act, unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of our assets were CA$5.0 million or more.  However, an investment in our shares by a national of a country (other than Canada) that is a member of the World Trade Organization or has a right of permanent residence in such a country (or by a corporation or other entity that is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act) would be reviewable at a higher threshold of CA$223 million in assets, except for certain economic sectors with respect to which the lower threshold would apply.  A non-Canadian, whether a national of a WTO member or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of our common shares.  The acquisition of less than a majority, but at least one-third of our common shares, would also be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of voting shares.  The United States is a WTO Member for purposes of the Investment Act.  Certain transactions involving our common shares would be exempt from the Investment Act, including:

•                  an acquisition of our common shares if the acquisition were made in connection with the person’s business as a trader or dealer in securities;

•                  an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•                  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.  Under U.S. law, except in limited circumstances, restrictions generally are not imposed on the ability of non- residents to hold a controlling interest in a U.S. corporation.

We have adopted a Shareholders Rights Plan, which may discourage takeover offers, and limit the price investors may be willing to pay for our stock.

In 2014 our Board of Directors adopted and our shareholders ratified a Shareholder Rights Plan, the effect of which would cause substantial dilution to acquirors of more than 20% of our outstanding Common Shares, which could have the effect of delaying, deferring or preventing a change in control of our Company even if a change in control would be beneficial to our shareholders.  These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Common Stock.

As a “foreign private issuer”, the Company is exempt from certain sections of the Exchange Act which results in shareholders having less complete and timely data than if the Company were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Exchange Act. In particular, we are exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the Company’s status as a foreign private issuer, the officers, directors and principal shareholders of the Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

If the Company is characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in ITEM 10.E. “Taxation” — United States Federal Income Tax Considerations — Passive Foreign Investment Company Status”, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares.

ITEM 4.                                                INFORMATION ON THE COMPANY

A.  History and Development of the Company

The legal and commercial name of the Company is POET Technologies Inc.  The Company was originally incorporated under the British Columbia Company Act on February 9, 1972 as Tandem Resources Ltd.  On November 14, 1985, Tandem Resources Ltd. amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd., to continue as one company under the name Tandem Resources Ltd. under the British Columbia Company Act.  By Articles of Continuance dated January 3, 1997, Tandem Resources Ltd. was continued under the OBCA.  By Articles of Amendment dated September 26, 2006, Tandem Resources Ltd. changed its name to OPEL International Inc.  By Certificate of Continuance dated January 30, 2007, OPEL International Inc. was continued under the New Brunswick Business Corporations Act.  By Articles of Continuance dated November 30, 2010, OPEL International Inc. was continued under the OBCA and changed its name to OPEL Solar International Inc.  By Articles of Amendment dated August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies Inc. By Articles of Amendment dated July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc.

The Company has two U.S. subsidiaries, OPEL Solar Inc. (“OPEL Solar”) and ODIS Inc. (“ODIS”).  ODIS is wholly-owned subsidiary of OPEL Solar, which in turn is wholly owned by the Company.

Through our subsidiary ODIS, we develop the technology to produce a monolithic, integrated opto electronic microchip having several potential major market applications: infrared sensor arrays for Homeland Security monitoring and imaging along with the unique combination of optical lasers, and electronic control circuits on the same microchip for potential applications in various military programs and potentially telecom for Fiber-to-the-home. ODIS’ technology also provides the opportunity for higher speed computing capabilities.

Capital Expenditures

Our capital expenditures for the last two years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2014	$527,068	Instruments, equipment and patents
Fiscal 2013	$1,000,783	Instruments, equipment and patents

The Company’s registered office is located at Suite 501, 121 Richmond Street West, Toronto, Ontario, Canada M5H 2K1 and its phone number is (416) 368-9411.  The Company’s operations office is located on the campus of the University of Connecticut, PO Box 555, Storrs-Mansfield, CT 06268 and its phone number is (203) 612-2366.

B.  Business Overview

Corporate Overview

The Company is a fabless semiconductor company developing a novel semiconductor technology called POET (Planar Opto Electronic Technology) which is anticipated to allow the integrated fabrication of digital, analog and optical components on a single integrated circuit (“IC” or “die”), a capability that is not offered by the processes and materials commonly used in the industry today.

The POET platform allows the simultaneous fabrication of electronic and optical devices on a single integrated circuit, an achievement that has not been accomplished using the silicon-based technologies currently dominating the market.  Key benefits of the ability to integrate electronic and optical devices are anticipated to include: (i) faster semiconductor device speeds; (ii) increased device output power; (iii) decreased need for device cooling; (iv) greater reliability; and (v) total system cost reductions.  With POET’s materials system incorporating periodic table element groups III, IV and V (“Group III-V”), we expect that active optical elements and high-performance electronic elements can be packed in a single integrated circuit built around a GaAs wafer at a density similar to that of silicon, the market’s traditional integrated circuit material.

POET is being developed to be differentiated from competing semiconductor processes such as silicon, GaAs, or indium phosphide, however, by its more comprehensive set of functional capabilities and its ability to integrate them.  Unlike existing processes which require the use of multiple chips, circuit boards or sub-systems being linked together by either physical snap connections or multiple cable connections that (i) produce the potential for multiple points of failure, (ii) require more space, increasing the physical end product size and (iii) require greater amounts of power with the attendant production of excess heat, thus demanding additional space for cooling and ventilation, we anticipate that POET will be able to integrate lasers, modulators, photoreceivers and passive optics as well as high-speed, low-power electronics on one monolithically-fabricated die.  This would allow POET ICs, when fully developed, to demonstrate a lower cost structure, increased power savings and increased reliability.

The fabrication of integrated circuits made of GaAs, however, is a more highly complex and precise process. Compared to the manufacturing of silicon integrated circuits, GaAs technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of GaAs wafers can result in lower manufacturing yields than with silicon wafers. During manufacturing, each wafer is processed to contain numerous integrated circuits or which may also result in lower manufacturing yields.

Adopters of our POET technology in the market will face difficulties in adapting to the larger semiconductor wafer sizes required for volume production of devices.  Although GaAs has many advantages over silicon and the integration resulting from our POET technology is expected to provide advantages over the current, silicon-based, multi-circuit semiconductor model, device manufacturers may need to reconfigure how they embed semiconductors using our POET technology in their products.  This could delay or deter semiconductor manufacturers in adopting the POET technology.

The Company has patents issued and patents pending for its semiconductor POET platform, which is currently being developed through ODIS.  The Company has licensed the intellectual property portfolio, developed by our Chief Scientist and Director, Dr. Geoff Taylor, at UCONN.  We believe that our patent and trade secret protection on POET, together with ODIS’s specific design knowledge using POET elements, will provided us with a large, defensible barrier to outside competition.

We expect to incur additional losses and require additional financial resources to complete development.  The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis.  It is not possible to predict the outcome of future research and development activities or the financing thereof.

Research and Development Activities

The Company is currently conducting research and development for its POET platform, which allows for the construction of semiconductors with the potential to service a wide array of devices.  The Company has been awarded more than a dozen U.S. Department of Defense and National Aeronautical and Space Administration’s (“NASA”) Small Business Innovation Research (“SBIR”) grants since 2000, which have supported the initial development of the POET process, infrared sensing technology, sensor/laser development and the combination of electronic circuits and lasers on the same microchip.  The Company in 2014, eliminated its use of SBIR grants in order to focus on developing and monetizing the technology.

We have produced working device prototypes in our development laboratories at the UCONN Campus to prove the functionality of the POET process.  We are now transitioning the device technology into development of a completely integrated platform, utilizing funds provided from the Company’s general funds and facilities provided by our development partner, BAE Systems.  Throughout the transition process, the Company will continue to use its UCONN research and development facility, BAE’s facility or other such laboratory facilities, in our effort to produce scalable commercial integrated circuit prototypes.  The Company is working to produce a functional integrated circuit, although no assurances can be given that such project will be completed on a timely basis, if at all.  These prototypes are targeted to demonstrate the Company’s position as a sole source provider meeting specific product application needs and are anticipated to be used to help initiate our marketing efforts.

The Company conducts most of its own research and development activities through its facilities on the campus of UCONN in Storrs-Mansfield, Connecticut.  The Storrs-Mansfield facility is dedicated to semiconductor development.  In addition, the Company will contract specific projects with third-party research and development organizations, such as BAE.

Markets and Products

The overall semiconductor market has been projected to grow to $372 billion by the end of 2015 and remains a rapidly growing segment of our economy, according to Global Industry Analysts.  Current research and development spending by the top 10 semiconductor companies has grown to a record-high $28.0 billion, or an equivalent of 16.7% of total semiconductor sales, its highest level in 4-5 years (IC Insights 2013).  Electronics, with sales topping $1,200 billion, generally require semiconductors to achieve success and competitive performance.  Progress in the electronics industry over the past four decades has both driven and been driven by the industry’s ability to create and serve markets with faster, cheaper and smaller monolithic ICs.  Each product advance in turn becomes the driver for the next wave of integrated circuit technology.  Many new generations of integrated circuit technology have increased integrated circuit capabilities and thus those of the products in which they serve.  Advances in personal computers, communications and many consumer devices have been powered by this continual development in semiconductor technology.  Through 2017, the convergence of internet-capable and mobile technologies will drive the strength of the semiconductor device market.

Today however, the traditional semiconductor paradigms may be falling short.  Silicon ICs are not well suited to serve in the arenas of optoelectronics and very high-speed mixed-signal circuits, and currently no adequate monolithic (single-chip) technology exists.  Today’s implementations in these markets are not fully benefiting from the cost savings of integrated technologies, but rather are based in part on hybrid or multi-component approaches.  In the hybrid approach, multiple individual semiconductor components incorporating multiple technologies are interconnected to form circuits satisfying the needs of a particular application.  This approach is used successfully to bring solutions to limited-size markets, particularly those in which performance is at a premium, despite a higher price.  As the need for high-speed services spreads and higher-volume markets continue to emerge, however, this hybrid approach to implementation adds expense.  Hybrid technology may be able to serve the limited-size markets that are able to tolerate higher price tags, but such technology cannot serve truly large, competitive markets.

Today’s semiconductor industry is typically seen as dominated by silicon products, with the silicon integrated circuit industry then being divided into (i) the personal computer and memory segment and (ii) the fabless integrated circuit segment. The fabless segment is then split into a triad of separate industries providing (i) design tools, (ii) integrated circuit designs and (iii) integrated circuit fabrication, all operating independently but synergistically.  While this is a good description of the silicon portion of the semiconductor industry, it is not a model of the whole semiconductor industry.  Left unaddressed are markets for analog, mixed-signal, radio frequency and optical products that are currently served by a combination of non-silicon technologies, including silicon-germanium, GaAs, indium phosphide and gallium nitride, which collectively cover a variety of applications, some of which are described below.  Compared to existing technologies, POET is expected to be more versatile, meaning that POET can potentially be utilized to manufacture many more device types that could require the implementation of on-board optics or radio frequency electronics.

POET technology currently under development has not yet been utilized in production environments, and there are no assurances that our development and marketing efforts will ever result in POET being utilized by any manufacturer or otherwise commercialized.

The Company’s POET platform is being developed to apply in a large portion of this budding semiconductor market as it represents a potential solution to increasing semiconductor performance in an economical and functional manner.  Once developed, the Company’s GaAs-based chip design processes could have several potential major market applications, including: (i) infrared sensor arrays for military as well as Homeland Security monitoring and imaging and (ii) microchips combining optical lasers and electronic control circuits for potential use in various military programs and telecom applications, including within fiber to the home technology.  In the short term, POET’s current development efforts may allow future licensees to address opportunities in the following markets:

•                  Pad, Tablet and Cloud OS-type PC devices — Demand continues to surge for tablet-class devices, and the market for tablet PCs built on cloud-based services is expanding.  Examples of devices key to this market are DRAM and logic circuits. These markets are projected in 2015 at $43.6 billion and $97.6 billion, respectively. Within such devices, POET’s platform is anticipated to allow analog and digital devices to be integrated in the same die. This is expected to reduce the number of parts on the bill of material (BOM), thereby reducing manufacturing costs, increasing functionality and reducing power usage.

•                  Smartphones — 3G/4G smartphones are set to impact on the future of analog, DSP, logic, and NAND flash memory integrated circuit markets.  The mobile phone IC market alone is projected to be $85.4 billion for 2015.  The Company anticipates that the POET platform’s performance and power saving boosts resulting from the incorporation of POET’s functional capabilities in GaAs ICs will be attractive to manufacturers of intelligent portable devices because of the potential speed, power utilization and space advantages offered by integrating analog, mixed signal and digital functions. The same advantages of reducing the BOM part count, reducing manufacturing costs and reducing power consumption prolonging battery life apply in this market as well.

•                  Digital and Smart TVs — Streaming capability via the Internet will be the must-have technology over the next few years; this points to increased revenues for LED drivers, power management ICs, and MCUs/MPUs. MPUs/CPUs which are forecast at $73.5 billion for 2015.  Advances in Smart TV technology will require increased bandwidth to the panel technology.  POET may enable integration of analog and faster digital device performance and lower total power usage.

•                  Smart Grids and Advanced Metering Infrastructure (AMI) — Residential appliances and related electrical systems are now being designed for interaction with power utilities via the Internet and local networks. Smart grid technology investment is forecast to grow 9.5% annually through 2017. Smart Grids and AMI devices are small and cost sensitive.   POET may

enable manufacturers to reduce the number of parts in such devices, thereby requiring less assembly time and better final product yields.

•                  “Internet of Things” — The identification, monitoring, and control of objects with an addressable Internet protocol has been gaining momentum for over a decade with no abatement in sight.  The sensor and actuator semiconductor market, one of the areas impacted by this sector, is projected to be an $11.4 billion market in 2015. POET’s low power attribute and potential ability to integrate the analog front end with a processor core and an energy harvester in a one-chip solution may be important in the emerging Internet of Things market.

*Data in the first four bullet points was sourced from IC Insights’ IC Market Drivers 2014 Report. Data in the last bullet (sensors/actuators) was sourced from the 2014 edition of IC Insights’ Opto-Sensor-Discrete (O-S-D) Report.

PTI’s POET technology is applicable in a large portion of this semiconductor market as it represents an integrated comprehensive solution to increasing semiconductor performance in an economical and functional manner.  The ability to be adapted to existing fabs with a minimum of re-tooling requirements, compared to alternatives, is an important differentiator.  Business indicators suggest that POET may provide significant value to ever growing markets, where it addresses a need for lower power consumption, speed, solution size, and cost efficiency.

We are striving to develop the POET platform to provide the following advantages to the industry:

•                  Application Performance up to 10x faster than existing technologies

•                  Up to 90% power savings improvement over existing technologies (depending on application)

•                  Flexible and integrated application solutions that can be applied to a broad range of technical applications, including memory, digital/mobile, sensor/laser and electro-optical, among many others

•                  POET process can be deployed into existing silicon fabs — Since POET is a CMOS friendly technology fabricated using standard lithography techniques; it could be easily integrated into current semiconductor production facilities, extending the utilization of fabrication equipment and production lines.

No assurances can be given that we will be able to achieve these goals in the near future, if ever.  PTI’s strategy is to continue research towards the expansion of the IP portfolio and the aggressive development of devices for the POET platform.

The disruptive potential of the POET technology was first recognized within the military community, and this recognition has remained strong.  Despite this connection, historical military development work does not constrain the commercial application of the POET Technology.

Military

POET’s technology platform for optoelectronic integration is designed to exploit the optoelectronic and electronic behaviors of GaAs semiconductor material.  One of the benefits of this material, from a space electronics perspective, is that GaAs is significantly less susceptible to x-ray and gamma-ray total integrated dose radiation.  GaAs has been a long-standing choice for high-frequency devices and circuits, though GaAs digital devices do not provide the performance that metal oxide semiconductor field effect transistor devices provide.  Currently, the POET platform is being evaluated in connection with a NASA deep space probe initiative.

Important to military applications are the electronic devices that can be integrated into the POET design architecture, including both complementary heterostructure field effect transistors and complementary HBTs.  These transistors will enable both analog and digital functions in POET hybrid optoelectronic devices.  The technology also provides a number of key, integrable opto-electronic devices:  resonant vertical cavity lasers, detectors, amplifiers and modulators for out-of-plane operation.  In addition, POET innovation enables in-plane waveguide and traveling wave operation for lasers, detectors, modulators, amplifiers and directional coupler switches.  Important to the military is POET’s potential to integrate digital, radio frequency and optical technologies in a single device, which is designed to satisfy the documented high-performance capability needs for multiple space systems of all military departments and agency technology areas.

POET’s architecture, which incorporates a dense mix of active optical elements and optical waveguides together with logic and mixed signal elements, is designed to enable a wide variety of space-system components.  These components, when developed, could be combined to enable a number of applications including high speed transceivers for laser communications, radio frequency transceivers, radiofrequency and optical phased arrays, opto-electronic interconnects, analog-to-digital and digital-to-analog converters, uncooled visible, mid-wavelength infrared and long-wave infrared imagers, optical memory, opto-electronic and radio frequency apertures, ultra-wide-band sources and receivers, low-light-level sensors, single photon counters and optical correlators.

POET could have the ability to offer a low-cost monolithic solution to multi-spectral imaging.  The compact array could provide: (i) detection, readout and analog-to-digital conversion on a single chip; (ii) a common axis for ultraviolet, visible and infrared imaging; (iii) wavelength scanning; and (iv) 300K operation with no cooling required.  The Space Foundation has indicated that this technology satisfies Space Situational Awareness (“SSA”) sensor requirements by providing required capability with significantly reduced size, weight and power.  In addition, the Air Force Communications Command and Control Division (“C3”) Tech Area Plan identifies mid- and long-term space communication and C3 technology challenges that require the photonic applications that POET is being developed  to provide.

After testing, the Air Force Commercialization Pilot Program (“CPP”) selected POET’s ultraviolet/infrared/visible imaging technology project as their candidate for a U.S. Air Force Research Laboratory (“AFRL”) grant to fund the POET transition program and Phase III effort.  Utilizing AFRL funding and Company resources, the Company and BAE have entered into a transition program to jointly produce the POET platform and take it to production.  Furthermore, BAE and other military prime contractors have expressed interest in using the POET platform in systems/subsystems for their Department of Defense customers.  Additionally, a qualifier for receiving CPP funding is the acknowledgement of the firm’s willingness to commercialize a portion of the funded technology, thus providing commercial customers access to packaged parts, enabling the technology to be adopted for commercial and military systems.

Marketing Plan

Military Segment

Our initial fundamental business strategy is to continue our directed focus on the military market through licensing arrangements with BAE and others and by pursuing projects which meet the POET platform product design goals of the transition process, which may lead to the subsequent volume production and license revenue generation.  Our intent is also to foster prime contractor involvement that will lead to either a licensing or other form of partnership relationship based on long term demand for the POET platform, and to develop that demand into a potential partner’s strategic plans for meeting government requirements.  Training, supporting and energizing prime contractor sales teams will be a key ingredient to POET’s success in generating military and agency revenue.

Commercial Segment

Our commercial sales and marketing activity will be based on direct contact with target corporations by senior management or industry consultants hired by the Company.  Such contact will focus on developing successful relationships within the product areas.  We know from our past experience in the solar industry that relationship leveraging is required to first gain entrance and then acceptance of a new company with new technology.  Marketing and product development activity is expected to continue throughout the POET development and transition process in order to anticipate and adapt commercially directed devices, as well as commercial applications discovered going forward, during the development phase, thus offering well-designed, well-supported, market-focused products capitalizing on the potential advantages of POET.

The release of test or prototype devices to both market segments for testing and acceptance of the POET process is important to the Company’s marketing plan.  The availability of prototypes will be necessary to solicit early design wins with the potential to lead to volume production at such time as the Company can commence the POET transition.  Currently, a prototype infrared sensor is in development for the AFRL which the Company believes, when completed, can be adapted for commercial prototype use.

The Company believes that the most expedient way to scale its sales efforts in both the military and commercial market segments will be to work with and through the marketing, sales and engineering teams of those firms who are respected, proven product and solution providers, already holding a significant market share within their industry.

Competition

The Company’s competitive environment encompasses current state of the art semiconductor device fabrication technologies, principally CMOS on silicon wafers, which has been the primary technology for developing and manufacturing integrated circuits utilized in computers, electronics equipment, automobiles and many other applications and markets.  The Company believes that novel technological developments proprietary to it implemented on GaAs substrates provide advantages with respect to power utilization, speed and device size compared to silicon CMOS technology, which is approaching physical barriers to increasing speed and energy efficiency.  The Company believes that it has the opportunity to promote POET’s adoption by the semiconductor industry, as POET has the potential to meet demand for increasing clock speed of integrated circuits, demand for decreasing power consumption and heat generation and demand for ever-decreasing device size and increasing integration of functionality on a single chip.  Any success for POET adoption will require substantial education and marketing efforts by the Company, as the familiarity with silicon CMOS manufacturing processes and the embedded infrastructure for silicon CMOS chip-making will serve as a barrier to POET adoption.  In addition, the incremental cost of utilizing GaAs substrates, the variations in processing steps and the limitations on wafer size and of wafer fragility will serve as hurdles to POET adoption. Adopters of our POET technology in the market will face difficulties in adapting to the larger semiconductor wafer sizes required for volume production of devices.  Although GaAs has many advantages over silicon and the integration resulting from our POET technology is expected to provide advantages over current, silicon-based,

CMOS technology, device manufacturers may need to reconfigure aspects of how they embed semiconductors using our technology in their products.  This could delay or deter semiconductor manufacturers in adopting POET.

In POET’s favor, the similarity of design and fabrication processes using POET versus CMOS reduces the disadvantage of migrating to the new technology, and the Company believes that the performance, power and space advantage of POET-engineered chips has the potential to aid in POET’s adoption into a meaningful portion of the general purpose integrated circuit market.  In addition to silicon CMOS, semiconductor manufacturers are exploring and utilizing other developing technologies and materials in order to address the power, speed and space issues that drive industry innovation, including alternative materials such as silicon geranium, indium phosphide and others.  The Company believes that while such materials and technologies have capabilities for improving on the current silicon CMOS process, POET has the potential advantages of being, in some cases, (i) easier to implement in a manufacturing environment, (ii) more energy efficient, and (iii) more flexible in its potential applications.  Consequently, we believe that if we are able to develop and commercialize POET, our technology should be able to compete effectively with other current technologies.  As the semiconductor market is large and subject to rapid technological development, other technologies or improvements to existing technologies may emerge that could surpass the Company’s expectations for POET, in which case the Company would suffer competitive harm.

Some of our potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers. As a result, these competitors may have greater credibility with our potential customers.  They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and licensing of their technologies than we would be able to.  In addition, some of our potential competitors have likely already established licensing or joint development relationships with the decision makers at our potential customers. In addition, many of what we perceive as potential customers have the capabilities to develop technology competitive to ours internally.  These competitors may be able to leverage their existing relationships to discourage their customers from licensing or otherwise utilizing our technology.  These competitors may elect not to support our technology which could complicate our sales efforts.  These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business.

Our target markets are intensely competitive and characterized by rapid technological change. We cannot assure you that we will have the financial resources, technical expertise or marketing or support capabilities to compete successfully in the future. Competition is based on a variety of factors including price, performance, features, software availability, marketing, customer support, name recognition and financial strength. Further, given our contemplated reliance on semiconductor manufacturers, our competitive position is dependent on their competitive position. In addition, semiconductor manufacturers are not expected to license our architecture exclusively, and several of them also design, develop, manufacture and market semiconductor devices based on their own architectures or on other non-POET technologies.

C.  Organizational Structure

The Company currently has two subsidiaries with the following corporate structure:

(1)  There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company.  There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.

(2)  There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.

D.  Property, Plants and Equipment

The Company’s head Canadian office is located in a 1,400-sq. ft. leased office space in Toronto, Ontario, Canada.  The Company has its operational office in a 5,996-sq. ft. leased office space in Storrs-Mansfield, Connecticut, on the campus of UCONN.  We also have access to office space on a month to month basis in San Jose, California.

The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

ITEM 4A.                                       UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2014, 2013 and 2012 and the accompanying notes thereto included elsewhere in this Annual Report.  This discussion contains forward-looking statements that involve risks and uncertainties.  Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “ITEM 3.D. Risk Factors” and “ITEM 4.B. Business Overview.”

A.  Operating Results

Restated Financial Information

During the 2014 fiscal year, the Company made an accounting policy change to capitalize its patent registration costs (see note 20 to the financial statements which are included at item 17). The previous accounting policy was to charge patent registration costs against profit and loss in the year those costs are incurred.

The new accounting policy was adopted in 2014 and has been applied retrospectively. Management believes that the change in accounting policy will provide more relevant and reliable information. The Company is developing an intangible process which is increasing the net worth of the Company. This retrospective change in accounting policy provides more transparent information relating to these assets as they are expected to provide future economic benefits and can be measured reliably.

Factors Affecting Our Results of Operations

The Company is a research and development company that does not have any revenue sources. We are developing a technological process that demands significant investments of cash and other resources. The Company has not earned a profit since its inception. Due to current stage of the process development, the Company’s most significant expenses are human resources related, either directly as wages and benefits or through the valuation of stock options granted to employees as part of their compensation.

Taxation

See ITEM 10.E. “Taxation.”

Critical Accounting Policies and Estimates

The Company prepares its audited consolidated financial statements in accordance with IFRS as issued by the IASB.  The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting assumptions and estimates. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below.

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year-end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company’s financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The Company designated its cash as fair value through profit or loss, its accounts receivable as loans and receivables, and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology which refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Marketable securities

Marketable securities are classified as available for sale and are carried at fair value. Unrealized holding gains and losses are recognized in other comprehensive income.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over their estimated useful lives. Ongoing maintenance costs are expensed as incurred. The expiry of the patents and licenses range from 6 - 12 years.

Product warranty

A product warranty is recognized when present obligations as a result of a sale of products will probably lead to an outflow of economic resources from the Company and the amounts can be estimated reliably. The timing or the amount of the outflow may still be uncertain.

Product warranty is measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Product warranties are reviewed at each reporting date and adjusted to reflect the current best estimate. The Company discontinued its Solar operations in

2012 and disposed of its remaining solar assets and liabilities on April 5, 2013, as a result, the Company no longer has a reserve for product warranty (2012 -  $25,899).  The Company is liable for warranty claims on sales previously recognized on a discontinued operation.  Management believes the Company’s exposure on these warranty claims is not material as of December 31, 2013. Any warranty claims settled by the Company will be classified as adjustments to discontinued operations.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company did not record an impairment loss in 2014 or 2013 (2012: $414,570).

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Other income - Government Grants

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects. Other income earned on government grants in 2014 was $169,832 (2013 - $342,874, 2012 - $238,806).

Interest income

Interest income on cash and short-term investments classified as fair value through profit or loss is recognized as earned using the effective interest method.

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. The Company has not met the criteria set out in IAS 38, therefore no deferral has been recognized.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2014,  2013 and 2012 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2014, 2013 and 2012 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5. “Operating and Financial Review and Prospects.”  Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The following table relates to the operating results of the continuing semiconductor operations of the Company.  The subsequent table relates to the operating results of the discontinued solar sector.

Consolidated Statements of Operations

Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2014	Restated 2013	Restated 2012

Costs and Expenses
General and Administration	$9,677,705	$6,284,288	$3,023,471
Research and Development	2,277,927	1,925,974	1,093,998
Investment Income, including interest	—	(18,371)	—
Total Expenses	11,955,632	8,191,891	4,117,469

Loss, before the following
Other income	169,832	342,874	238,806
Net Loss for the Period
Loss from continuing operations	(11,785,800)	(7,849,017)	(3,878,663)
Loss from discontinued operations, net of taxes	—	—	(4,685,449)
Net Loss	(11,785,800)	(7,849,017)	(8,564,112)
Deficit, beginning of period	(66,994,702)	(59,145,685)	(50,442,457)
Divestiture of non-controlling interest	—	—	(139,116)
Deficit, end of period	$(78,780,502)	$(66,994,702)	$(59,145,685)
Basic and Diluted Loss Per Share:	$(0.08)	$(0.06)	$(0.08)
Continuing Operations	$(0.08)	$(0.06)	$(0.04)
Discontinued Operations	—	—	$(0.04)

The selected annual information for 2014, 2013 and 2012 can be further analyzed as follows:

		Restated	Restated
	2014	2013	2012

Research and development
Wages and benefits	$899,758	$692,105	$572,399
Subcontract fees	582,943	558,073	326,458
Stock-based compensation	641,176	565,246	64,744
Supplies	154,050	110,550	130,397
	2,277,927	1,925,974	1,093,998

General and administrative
Stock-based compensation	3,974,821	3,455,907	1,639,282
Wages and benefits	1,700,600	831,950	420,572
Professional fees	907,794	632,159	167,682
Management and consulting fees	595,667	581,203	287,192
General expenses	662,338	558,560	222,466
Rent	159,298	150,974	275,558
Depreciation and amortization	237,239	73,535	10,719
Shares issued as reduction of license fee	1,439,898	—	—
	$9,677,705	$6,284,288	$3,023,471

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

Costs and Expenses

The loss for the year ended December 31, 2014 increased by $3,936,783 from $7,849,017 for the year ended December 31, 2013 to $11,785,800 for the year ended December 31, 2014. The increased loss was a result of a few significant factors, the most significant of which was the one-time non-cash issuance of 2,000,000 common shares to the University of Connecticut valued at $1,439,898 for the reduction of certain royalty rights in exchange for an investment in the Company.  The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company.

Non-cash stock-based compensation increased by $594,844 from $4,021,153 for the year ended December 31, 2013 to $4,615,997 for the year ended December 31, 2014.  Stock based compensation is calculated on the date of the stock option grant and is amortized and expensed in the year that the stock options vest.   Criteria such as stock price at the grant date, and number of stock options granted will affect the value of the granted stock and in turn the stock option compensation as this amount is amortized at the stock option vest date.   It is important to note that this non-cash expense is considered an integral part of the Company employing and maintaining highly qualified and competent personnel to reach its goals.  For the purposes of clarity and simplicity, the Company reclassified any stock based compensation included in research and development costs to stock-based compensation.

The Company granted 6,155,000 stock options during the year in 2014 while 7,310,000 were granted in 2013.

The increase of $868,650 in wages and benefits is due to the addition of the COO, Stephane Gagnon ($172,000 in 2014 and $26,000 in 2013), severance package to the former CEO ($185,000 in 2014, and nil in 2013), bonuses  ($475,000 in $2014 and $60,000 in 2013), and increase in director fees of $110,000 ($233,000 in 2014 and $123,000 in 2013). Having the “right people in the right places” is a key success driver of the Company. The Company is therefore committed to appropriate investments in human capital to ensure that the right people are in place to help the Company reach its strategic goals.

General expenses increased by $103,778 from $558,560 in 2013 to $662,668 in 2014. The increase was attributed to increased travel expenses, filing and regulatory fees and shareholder communications.

During the year, professional fees increased by almost 44% or $275,635 from $632,159 in 2013 to $907,794 in 2014.  On January 24, 2014, the Company submitted a registration statement on Form 20-F in connection with the registration of its common stock under the U.S. Securities Exchange Act of 1934. In preparation for this filing, the Company incurred substantial legal and accounting fees.  The filing of the Form 20-F is the first step in the Company’s plan to list the Company’s securities on a U.S. exchange. If successful, it is anticipated that this would result in more liquidity for the Company’s shares, access to other capital markets and greater visibility to prospective partners during the process of monetization.   There can be no assurances that the Company’s shares will be registered on a U.S. exchange. Additionally, the Company paid fees relating to the update of the Pellegrino valuation report previously commissioned by it.  Legal fees for the Company continue to be a significant expense due to the regular contract reviews, patent reviews and legal costs associated with being a publicly traded Company. The Company also incurred $110,000 of recruitment fees related to the Company’s executive recruitment program.

Depreciation and amortization increased by $163,704. Depreciation and amortization was $73,535 in 2013 as compared to $237,239 in 2014.  The Company added new equipment and patent registration throughout 2013 and 2014 totaling $1,528,000.  The new equipment provides the Company with the opportunity to advance the POET process within the confines of its own lab and advance its timelines toward monetization.  The current year is the first full year of depreciation for these new assets added in 2013 and partial depreciation for assets added in 2014.

Research and development increased by $276,023 from $1,360,728 in 2013 to $1,636,751 in 2014.  The increase was primarily due to the increased wages and benefits of $207,653 resulting from the appointment of the new VP Product Development, currently the Company CTO, and annual wage increases.  The CTO brings to the Company two distinct experiences: strategic product roadmap definition - addressing server and storage vertical markets; and broad integrated circuit development encompassing analog mixed signal through large digital application specific integrated circuits.  The Company also added 2 new R&D employees to help support the R&D and monetizing efforts. Additionally, subcontract fees and R&D supplies increased by an aggregate $68,370.  The increase in subcontract fees was primarily due to fees paid to a “3rd party foundry” for specialty work done in replicating the fabrication process and consulting towards shrinking the PET process to 40-nm.

The Company has completed all its projects under SBIR grants. As a result  SBIR grant income in 2014 was $169,832 as compared to $342,874 in 2013.  During 2014 the Company decided to eliminate its use of SBIR grants in order to focus all of its resources on developing and monetizing the technology.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Costs and Expenses

General and administrative expenses in the year ended December 31, 2013 increased by $3,260,817 over 2012.  The increase was primarily driven by increases in: stock-based compensation of $1,816,625; wages and benefits of $411,378; professional fees of $464,477; management and consulting fees of $294,011; and general expenses of $336,094.

The increases in the above expenses are consistent with the Company’s strategy to continue to drive POET to monetization.  The new management team was successful in attracting high profile members to the Board of Directors and renewing investor confidence which allowed the Company to raise $7,189,200, less financing fees, in new capital in February 2013.  Additionally, the leadership of the new management team contributed to divesting the Company of its under-performing solar division which had contributed $4,685,449 to the net loss in 2012.  Other expenses such as regulatory fees, listing fees, office expenses, travel expenses and other ancillary expenses naturally increased as these costs are considered integral to raising capital.

The Company continued to invest in highly technical staff to expedite the development and monetization of POET.  As a result, the Company had an additional combined research and development and general and administrative salaries and benefits of $531,084 in 2013 versus 2012.

Non-cash stock option expense was $4,021,153 in 2013 compared to $1,704,026 in 2012, an increase of $2,317,127.  The Company granted 7,310,000 stock options in 2013 compared to 15,130,000 stock options in 2012, but changes in share price in part led to an increase to stock option expense in 2013.  The expensing of vested stock options granted in 2012 had a significant impact on the expense in 2013.

Professional fees were $632,159 in 2013 compared to $167,682 in 2012.  Professional fees had increased by $464,477 due to the professional services required by both accountants and lawyers in dealing with the divestiture of the solar division which included the sale of assets, termination of leases and orderly termination of redundant employees.  Additionally, the Company made numerous changes to its corporate structure and is continuing to make changes in order to better position the Company to quickly execute on the best opportunities for monetization.  These structural changes include: changing its name, managing its patent registrations, expanding its shareholder base and examining other non-Canadian listing opportunities.  Additional legal and other professional costs were incurred to execute on these necessary changes.

Other Income

The Company earned $342,874 during the year ended December 31, 2013 in SBIR other income relating to a $750,000 SBIR contract granted to the Company in 2012.  The U.S. government’s interest in the Company’s technology and the Company’s historical success helped to secure the $750,000 award while the U.S. government was scaling back on SBIR contracts due to funding cutbacks.  During the same period in 2012, the Company earned $238,806, representing the initial receipt of funds under the $750,000 SBIR grant.  The Company has reduced its dependency on SBIR by developing POET to the stage of monetization outside of governmental uses.  The Company does not anticipate the receipt of any U.S. government funding when the current SBIR grant expires.

Discontinued Operations

During the year ended December 31, 2012, the Company made a strategic decision to discontinue the solar division.  The solar division had experienced ongoing losses and required substantial investment with unlikely prospects for recovery.  After careful review and analysis, the Board directed management to restructure the Company, including identifying and discontinuing redundant positions, selling solar related assets, divesting solar related minority interests and shutting down the solar division.  The Company had a loss from discontinued operations of $4,685,449 in 2012.  The loss from discontinued operations included: (i) an inventory write down of $1,143,011, (ii) impairment of long lived assets of $414,570, (iii) uncollectible accounts receivable of $195,774 and (iv) a write down of prepaid expenses of $127,602.  The loss from discontinued operations also included a loss incurred in divesting its investment in Opel Solar Asia Company Limited of $197,178.

The following new accounting policy was adopted on January 1, 2014:

Financial instruments

IAS 32, Financial Instruments; Offsetting Financial Assets and Financial Liabilities

The amendment provides further clarification on the application of the offsetting requirements. The adoption of this pronouncement did not have an impact on the Company’s consolidated financial statements.

Recent IFRS Accounting Pronouncements

Financial Instruments

IFRS 9, Financial Instruments, will replace IAS 39, Financial Instruments: Recognition and Measurement.  The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset.  For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss.  The new standard applies to annual years beginning on or after January 1, 2015.  There is no impact to the financial statements as a result of adopting IFRS 9.

The Company has considered all other recently issued accounting pronouncements and does not believe the adopting of such pronouncements will have a material impact on its consolidated financial statements.

B.  Liquidity and Capital Resources

The Company had working capital of $11,079,641 on December 31, 2014 compared to $3,272,349 on December 31, 2013 and $1,433,392 on December 31, 2012.  The increase and maintenance of higher working capital in 2014 was due to the $4.5 million dollars financing completed on February 13, 2014, in addition to $9.9 million dollars raised through the exercise of stock options and warrants during the year ended December 31, 2014.

The Company’s balance sheet as at December 31, 2014 has assets with a book value of $12,850,946 (2013 - $4,557,844, 2012 - $2,399,827) of which 90% (2013 - 78%, 2012 — 97%) or $11,531,365 (2013 - $3,528,376, 2012 - $2,297,607) is current and primarily cash of $11,287,864 (2013 - $3,260,967, 2012 - $1,435,762). This liquid and unencumbered balance sheet has allowed a flurry of activity already undertaken and further expected in 2015, including but not limited to further capital equipment acquisition, investment in staff and achieving technical and operational milestones.

The Company’s cash position has been bolstered by the exercise of warrants and stock options subsequent to the year-end that resulted in additional capital of approximately $6.0 million.

As of March 15, 2015, there were 12,179,931 warrants outstanding to purchase common shares at an average exercise price of $0.35 expiring between June 8, 2015 and September 27, 2015. The Company anticipates that those warrants will be exercised subject to market conditions affecting the Company’s stock price. Should those warrants be exercised, there is a potential for an additional CAD $4.2 million to be raised by the Company. It is important to note, that while the Company expects that warrants will be exercised, it is dependent on a number of factors that are outside of the Company’s control such as stock price and investor confidence, and no assurances can be given that any exercises will occur.

Based on current plans and cash utilization the Company believes it has sufficient liquidity to support its operations and technological programs beyond 2015.

The Company is embarking on an aggressive plan of attempting to monetize POET while simultaneously improving shareholder value.  The focus therefore is to remain sufficiently capitalized through lean operations.

Operating Activities

In 2014, the Company had a net loss from operations of $11,785,800 as compared to a net loss of $7,849,017 in 2013. After a review of the Company’s obligations, long term commitments and potential monetization avenues, the Company negotiated and amended the terms under the license agreement with UCONN. In amending that agreement, the Company issued 2,000,000 common shares to the UCONN having a fair value of $1,439,898. This amount was charged to operations in 2014 which contributed to the increased loss over 2013. The amending agreement reduced the Company’s potential obligation to the UCONN to 3% of revenues generated by licensed and product sales, plus up to a maximum of $1,000,000 per year in maintenance fees.  The Company was able to amend the agreement to more favorable terms with no call on the Company’s cash resources in 2014. This noncash expense represented 12% of the Company’s loss.

The Company continues to grant stock options to its employees as an incentive in enticing and retaining talented and qualified employees.  Stock based compensation will therefore, always represent a significant portion of the Company’s expenses. Stock based compensation was $4,615,997 in 2014 and $4,021,153 in 2013 which was 39% and 51% respectively of the losses in 2014 and 2013. The Company granted 6,155,000 stock options in 2014 as compared to 7,310,000 in 2013. The fair value assigned to the stock options is affected by a number of factors including interest rate, volatility and timing of the stock option grants.

In 2014 and 2013, 53% and 50% of the Company’s losses were non-cash expenses. This allows the Company the opportunity to conserve its cash resources for use in other areas of capital expenditure, research and development or ancillary expenses associated to reaching its monetization goals.

Wages and benefits in 2014 were higher than 2013 in both operating expenses and research and development expenses. The Company is confident that having the “right people in the right places” is the only way it can successfully design the POET process. In that regard, the Company hired Stephan Gagnon, the COO, in late 2013; Daniel DeSimone, the CTO in 2014 and Ajit Manocha, the Executive Co-chairman of the Board in 2014. These individuals bring with them varied and extensive experience in the semiconductor industry.  Peter Copetti also took over the reins of the Company in 2014 as interim CEO, and the Company settled a severance package with the former President of the Company.  These positive changes in 2014 contributed to an overall increase in human resources related expenses of $893,000, increasing from $1,390,023 in 2013 to $2,283,000 in 2014.

The Company had a small source of income through SBIR grants with NASA that utilized the Company’s technology.  The Company completed all its projects under SBIR grants. While SBIR grants were an important part of the Company’s early stage value creation, the Company in 2014 eliminated its use of SBIR grants in order to focus on developing and monetizing the technology. Income from SBIR grants in 2014 was $169,832 as compared to $342,874 in 2013.

As the Company has no revenues, it does not have any accounts receivable. The Company also settles its accounts payable on a timely basis in order to retain a high credit rating and eliminate service charges and late payment penalties. As a matter of best practice, the Company takes advantage of prepayment and early payment options to obtain discounts on capital and operating expenses.

Investing Activities

The Company is currently not involved in any investing activity other than the purchase of property and equipment and the registration of new patents for use in the development of its POET technology.  When investing, the Company has a strict investment policy which includes investing any surplus capital only in highly liquid, highly rated financial instruments.

Financing Activities

On February 13, 2014, the Company completed a $4,546,000 private placement financing. The financing consisted of 7,692,307 units at a price of $0.59 per unit. Each unit comprises one common share and one common share purchase warrant. One warrant allows the holder to acquire one common share of the Company at an exercise price of $0.91 per share, expiring on February 12, 2016.  No commission was payable with respect to this financing.

During the year, the Company paid $31,712 as incentives for the exercise of warrants.

In addition to the private placement, the Company raised $8,404,265 from the exercise of warrants and $1,481,716 from the exercise of stock options.

The Company has no debt obligations or related interest costs. The Company’s only credit facilities relate to corporate credit cards.

The Company will continue to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks of its operations.  The market for equity financing for companies such as us is challenging, however, and there can be no assurance that additional funding by way of equity financing will be available, or if available, on terms acceptable to the Company.  The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in dilution to the existing shareholders at the time of such financing.  The Company may also seek additional funding from other sources, such, technology licensing, and strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

Capital Expenditures

The Company has an approved capital budget of $3,000,000 for the 2015 fiscal year related to research and development equipment.  In 2014, $527,068 was spent on acquiring development equipment and new patents. $1,000,783 and $36,002 was spent on similar capital expenditures in 2013 and 2012, respectively

C.  Research and Development

We are developing our proprietary POET platform to address the emerging needs of enhanced speed, size, energy and cost efficiency for semiconductor devices as compared to the current silicon-based technology.  We are developing GaAs-based semiconductor technologies that have several potential market applications including: infrared sensor arrays for Homeland Security monitoring and imaging applications; higher efficiency computing systems; and telecom for fiber to the home.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred.  Internal development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under IFRS, which to date has not occurred.

We incurred $2,277,927, $1,925,974 and $1,093,998 of research and development expenses in 2014, 2013 and 2012 respectively.  Research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, patent maintenance, consulting services and third-party contract manufacturing. The expenses in both years can be analyzed as follows:

		Restated	Restated
	2014	2013	2012

Wages and benefits	$899,758	$692,105	$572,399
Subcontract fees	582,943	558,073	326,458
Stock-based compensation	641,176	565,246	64,744
Supplies	154,050	110,550	130,397
	$2,277,927	$1,925,974	$1,093,998

D.  Trend Information

Other than as may be disclosed elsewhere in this annual report and specifically in ITEM 4.B. “Business Overview,” we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.  Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

F.  Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

POET Technologies Inc.

	Payments due by period (US$)
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating Lease Obligations(1)	$241,082	$162,293	$78,789	$—	$—

(1)         Office and research facilities on the campus of the University of Connecticut and office facilities in Toronto, Ontario.

G.  Safe Harbor

See “Forward Looking Statements” on page 1 of this Annual Report.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth information regarding our Directors and Officers as of the date of this Annual Report.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Peter Copetti	Executive Co-Chairman and Interim Chief Executive Officer	50	June 8, 2012
Ajit Manocha (3)	Executive Co-Chairman and Director	63	July 7, 2014
Kevin Barnes	Treasurer and Chief Financial Officer	43	December 1, 2012
Stephane Gagnon	Chief Operating Officer	43	November 14, 2013
Dr. Geoff Taylor	Director and Chief Scientist	70	April 2, 2013
John F. O’Donnell (1)(2)(3)	Corporate Governance and Nominating Committee Chair and Director	68	February 14, 2012
Chris Tsiofas (1)(2)(3)	Audit and Compensation Committee Chair and Director	46	August 21, 2012
Sheldon Inwentash (1)	Director	59	August 12, 2014
Todd A. DeBonis	Director	50	April 8, 2015
David E. Lazovsky	Director	43	April 8, 2015
Daniel DeSimone	Chief Technical Officer	57	April 1, 2014

(1)         Member of Audit Committee

(2)         Member of Compensation Committee

(3)         Member of Corporate Governance and Nominating Committee

Mr. Peter Copetti has over 25 years of capital markets and management experience in key leadership roles.  He has been the chief architect and strategist of the Company’s transformation since joining the Company in June 2012.  Mr. Copetti was personally responsible for the restructuring of both secured and unsecured debt, negotiated new equity infusion into the Company, and re-focused the Company on its original technical vision of monolithic optoelectronic integration.  Prior to joining the Company, Mr. Copetti was COO of Cache Metal Inc., a Toronto based precious metals company and President from 2011 to 2012, and Chief Executive Officer of Larrge Global Capital Inc., a Canadian private company involved in trading securities, commodities, real estate and construction from 2008 to 2011.

Mr. Ajit Manocha has over 35 years of experience in the semiconductor industry with deep knowledge of semiconductor technology and operations.  He has worked in all aspects of the business including  research, applied development, manufacturing,  worldwide sales, to global supply chain  and IT, and his most recent role has been as CEO of GlobalFoundries from June 2011 to January 2014.  He has wealth of experience by working in companies like AT&T, Bell Labs/Microelectronics, Philips Semiconductors (now known as NXP), Spansion, and GlobalFoundries.  He has managed at various executive levels and successfully led very small organizations with fewer than 15 people to very large organizations with well over 25,000 people.   He has also served on various boards as director and chairman.  He is currently representing GlobalFoundries on the Semiconductor Industry Association Board and is also serving on the U.S. Presidential Committee for Advanced Manufacturing Partnership.

Mr. Kevin Barnes has been serving as Chief Financial Officer since December of 2012 and previously served as Controller beginning in 2008.  Mr. Barnes is a member of the Institute of the Certified Management Accountants of Australia and an Accredited Chartered Secretary.  Mr. Barnes has served as a Corporate Controller and Business Performance Manager for EC English, one of the world’s largest language training institutes between 2006 and 2014.  Mr. Barnes has also served as Chief Financial Officer of VVC Exploration Corporation, a minerals exploration company, since 2006.  From 2000 to 2006, he was a reporting manager with Duguay and Ringler Corporate Services, a Company specializing in financial reporting for publicly traded Companies.

Mr. Stephane Gagnon has been the Chief Operating Officer of the Company since October 2014 and served as Senior Vice-President of Operations of the Company since November 14, 2013.  He has a Bachelor of Science in Computer Engineering from Laval University. He has over 20 years of experience in the semiconductor, telecommunication and processor industry. His last role was with IDT (Integrated Device Technology) that had acquired Tundra Semiconductor in 2000, where he spent 13 years. His role at IDT was Senior Director of Product Management where he drove business strategy for the RapidIO® switching product line with primary responsibilities that included strategy and product marketing, business development, and management of international customer and partner relationships. Mr. Gagnon became involved with the RapidIO Trade Association (“RTA”) Technical Working Group 13 years ago and held the position of Chairman of the RTA Steering Committee for over 3 years ending in October 2013.  Prior to his role at IDT and Tundra, Mr. Gagnon held positions at Motorola and Nortel Networks.

Mr. Daniel DeSimone has been the Chief Technical Officer of the Company since August 12, 2014, prior to which he served as V.P. Technology for the Company’s subsidiary, ODIS Inc., since April 1, 2014.  He has a MSEE from Rensselaer Polytechnic Institute, specializing in solid state physics of electron devices.  He has over 35 years of experience in semiconductor industry R&D, roadmap definition, manufacturing and management.  Prior to joining the Company, Mr. DeSimone worked for Fairchild Semiconductor, primarily working to transfer processes from R&D into manufacturing and continuous improvement of yield and quality.  Prior to Fairchild, he was with Tundra Semiconductor, where he managed teams developing state of the art custom SoC devices and a separate development team that developed custom BGA packages.  Later, he was given responsibility for Product Management of PCI bridge Product Lines and Strategic Marketing defining PCIe based devices targeting Storage and Server end markets, with a focus on interconnect fabrics.  Prior to Tundra, Mr DeSimone was a co-founder of Quadic Systems, Inc., a pioneering design services company which grew from the 4 founders to a highly successful team of 53 at the time of its acquisition by Tundra. During that time, in addition to management responsibilities, Mr DeSimone developed dozens of digital, mixed signal, analog and leading edge physical synthesis and implementation flows for COT SoC implementation.

Mr. John F. O’Donnell has a BA (Economics) and an LLB, has practiced law in the City of Toronto since 1973 and has been on the Board of Directors of the Company since February of 2012.  He is currently counsel to Stikeman Keeley Spiegel Pasternack LLP.  His practice is primarily in the field of corporate and securities law and, as such, he is and has been counsel to several publicly traded companies.  Mr. O’Donnell is currently also Chairman of the Board of Montana Gold Mining Company Inc. (MGM: CSE).

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto in 1991 and has been a member of the Institute of Chartered Accountants of Ontario since 1993.  He has been on the Board of Directors since August of 2012.  He is a partner with the Toronto Chartered Accountancy firm of Myers Tsiofas Norheim LLP, a position he has held since 1994.

Dr. Geoff Taylor is Chief Scientist at the Company and has led development of the POET platform since 2000, directing a focused team at the ODIS subsidiary of the Company.  Dr. Taylor possesses an extraordinary technical background made-up of 30 years of design and development experience in electronic and optical device physics, circuit design, opto-electronic technology, materials and applications.  He is concurrently a Professor of Electrical Engineering and Photonics at the University of Connecticut, a position he has held since 1994, and is responsible for ODIS’ development efforts at the GaAs growth and fabrication facility.  With over 150 papers in the world’s most respected journals, and dozens of patents, Dr. Taylor is widely regarded as the world’s leading authority on GaAs solid-state physics, III-V opto-technology, as well as the pioneer in the development of monolithic integrated opto-electronic circuits.  Dr. Taylor has a B.Sc from Queen’s University, and an M.A.Sc. and Ph.D. from the University of Toronto.

Mr. Sheldon Inwentash is the Chairman and CEO of Brownstone Energy Inc.  Prior to that time, he served as President and CEO of Pinetree Capital Ltd. from 1994 until January 2015.  Mr. Inwentash holds the following degrees and professional designation: B. Comm. CA., CPA., LL.D (Honorary).  He brings more than 25 years of experience in the investment industry and a deep understanding of progressive investment and financial management strategies.

Todd A. DeBonis is a veteran semiconductor executive with over 27 years of expertise in sales, marketing and corporate development.  For the last decade Mr. DeBonis was the Vice President of Global Sales and Strategic Development at TriQuint Semiconductor.  During his tenure TriQuint experienced dramatic growth and recognition in the industry as the technology leader in RF solutions.  Mr. DeBonis played an integral part in the recent merger with RFMD and subsequent creation of Qorvo, Inc.  Mr. DeBonis previously held the position of Vice President, Worldwide Sales and Marketing at Centillium Communications. Mr. DeBonis also served as the Vice President, Worldwide Sales for Ishoni Networks and Vice President, Sales & Marketing for the Communications Division of Infineon Technologies North America. Mr. DeBonis has a B.S. degree in Electrical Engineering from the University of Nevada

David E. Lazovsky is the founder of Intermolecular (NASDAQ: IMI) and served as the company’s President and Chief Executive Officer and as a member of the board of directors from September 2004 to October 2014. Mr. Lazovsky has an in-depth knowledge of the semiconductor industry, technology and markets.  Prior to founding Intermolecular, Mr. Lazovsky held several senior management positions at Applied Materials (NASDAQ: AMAT). From 1996 through August 2004, Mr. Lazovsky held management positions in the Metal Deposition and Thin Films Product Business Group where he was responsible for managing more than $1 billion in Applied Materials’ semiconductor manufacturing equipment business. From 2003 until 2004, Mr. Lazovsky managed key strategic accounts in Business Management where he worked closely with leading integrated circuit manufacturers to ensure Applied Materials was developing and providing cutting-edge technology solutions. From 2002 until 2003, Mr. Lazovsky served as the Technology Program Manager for the Endura 2 Platform, Applied Materials’ flagship 300mm metal deposition platform. From 2000 until 2002, Mr. Lazovsky was based in Grenoble, France and served as Director of Business Management for the European region in the Metal Deposition Product Business Group. Previously, Mr. Lazovsky served as a Business Manager from 1997 to 2000, Account Product Manager from 1995 to 1997.  Mr. Lazovsky holds a B.S. in mechanical engineering from Ohio University and, as of March 31, 2014, held 41 pending or issued U.S. patents.

The Directors have served in their respective capacities since their election and/or appointment, unless otherwise noted above, and will serve until the next Company’s annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Continuance.

The Board has adopted a written Code of Business Conduct and Ethics to promote a culture of ethical business conduct and relies upon the selection of persons as directors, senior management and employees who they consider to meet the highest ethical standards. The Company’s Code of Business Ethics can be found on the Company’s web site at: www.poet-technologies.com.

There are no family relationships between any of our Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management, except that in connection with the entry into of a financing arrangement between the Company and IBK Capital Corporation in 2012, Messrs. Benadiba, Copetti and Peralta were appointed Directors of the Company on June 8, 2012.  Messrs. Benadiba and Peralta have since resigned as director of the Company.

B.  Compensation

Fixed Stock Option Plan

On September 21, 2007, the Directors approved a fixed 20% vesting Stock Option Plan (the “Plan”) to replace the Rolling Stock Option Plan which had been in effect since May 4, 2005.  The Plan was approved by the disinterested shareholders of the Company at the Shareholders’ Meeting of June 19, 2008 and accepted for filing by the TSXV.  Under the Plan, the maximum number of shares (the “Maximum Number”) which may be issued pursuant to options granted under the Plan or otherwise granted cannot exceed 20% of the issued and outstanding shares.  The shareholders fixed the Maximum Number at 11,930,000.  Thereafter, the Plan has been amended by the Directors, and such amendments have been approved by the shareholders in 2009, 2011, 2013 and 2014.  The Maximum Number is currently 31,925,000 shares

The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, employees and consultants of the Company and any of its subsidiaries and to closely align the personal interests of such directors, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

The Plan provides that the number of common shares issuable pursuant to options granted under the Plan and pursuant to other previously granted options is limited to the Maximum Number, currently fixed at 31,925,000.  Any subsequent increase in the Maximum Number must be approved by shareholders of the Company and cannot exceed 20% of the issued and outstanding shares of the Company at the time of the shareholders’ approval.  There is no other limit to the number of options granted to any individual, except for: (i) 2% on a yearly basis to any one consultant and (ii) 2% on a yearly basis to any employee providing “Investor Relations Activities.”

The following paragraphs summarize some of the terms of the Plan:

Eligibility.  Options may be granted under the Plan to directors, employees, consultants and consultant companies of the Company and any of its subsidiaries.  Options may also be granted to individuals referred to as “Management Company Employees” which are employed by a company providing management services to the Company, except for services involving “Investor Relations Activities.”

Plan Administration.  The Board of Directors is the plan administrator, subject to the advice and recommendations of our Compensation Committee.  The plan administrator will determine the provisions and terms and conditions of each grant.

Exercise Price. The exercise price subject to an option shall be determined by the Board and set forth in the option agreement, but shall be either (i) not less than the last closing price of the Company’s common shares as traded on the TSXV, unless discounted by the Board or (ii) such other price agreed by the Board and accepted by the TSXV.  Except in certain circumstance, the Company can amend the other terms of a stock option only where prior TSXV acceptance is obtained and where the following requirements are met:

(i)                      if the amendment is in respect of an option held by an insider of the Company, but excluding amendments to extend the length of the stock option term, the Company obtains disinterested shareholder approval;

(ii)                   if the option exercise price is amended, at least six months have elapsed since the later of the date of commencement of the term, the date the Company’s shares commenced trading, or the date the option exercise price was last amended;

(iii)                if the option price is amended to the discounted market price, the exchange hold period is applied from the date of the amendment (and for more certainty where the option price is amended to the market price, the exchange hold period will not apply); and

(iv)               if the length of the stock option term is amended, any extension of the length of the term of the stock option is treated as a grant of a new option, and therefore the amended option must comply with the pricing and other requirements of the policy as if it were a newly granted option. The term of an option cannot be extended so that the effective term of the option exceeds 10 years in total. An option must be outstanding for at least one year before the Company can extend its term.

The TSXV must accept a proposed amendment before the option may be exercised as amended. If the Company cancels a stock option and within one year grants new options to the same individual, the new options will be subject to the requirements in sections (i) to (iv) above.

Option Agreement.  Options granted under the plan are evidenced by an option agreement that sets forth the terms, conditions and limitations for each grant.

Term of the Awards.  The term of each option grant shall be stated in the option agreement, provided that the term shall not exceed 10 years from the date of the grant.  Prior to May 21, 2009, the term was limited to 5 years.

Vesting Schedule.  In general, options granted under the Plan vest 25% immediately and 25% every six months from the date of issue, until fully vested; provided, however, that the directors may, at their discretion, specify a different vesting period, provided that options granted to consultants performing “Investor Relations Activities” must vest in stages over 12 months with no more than 25% of the options vesting in any three month period.  Prior to May 21, 2009, vesting was mandatory for all option grants.

Transfer Restrictions. Options granted under the Plan may not be transferred in any manner by the option holder other than by will or the laws of succession and may be exercised during the lifetime of the option holder only by the option holder.  Securities that are subject to restrictions may not be transferred during the period of restriction.

Change of Control and Alteration of Capital.  The Plan provides that if a Change of Control, as defined herein, occurs, the shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.  The Plan also provides for automatic adjustments in the number of optioned shares and/or the exercised price, in the event of an alteration in the share capital of the Company.

Termination of Options.  In the event that the award recipient ceases employment with us or ceases to provide services to us, the options will terminate after a period of time following the termination of employment.  Our Board of Directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments.  However, no such action may adversely affect in any material way any awards previously granted unless agreed upon by the recipient.

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments) to all of our Officers during fiscal year 2014 was $1,363,417.

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee.  The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential.  When determining NEOs’ compensation, the Compensation Committee receives input and guidance from the Executive Co-Chairmen of the Board and the Chief Executive Officer of the Company.

In addition to his or her fixed base salary, each officer may be eligible to receive variable pay compensation or bonus meant to motivate him or her to achieve short-term goals.  Currently, the Company does not have in place established procedures for determining variable pay compensation.  Stock options are a very important element of the variable pay compensation and do not require cash disbursement from the Company.  Stock options are also generally awarded to officers and consultants at the time of hire and are used as a recruitment tool to attract highly qualified and experienced executives and consultants to the Company.  Stock options are also granted at other times during the year.  As the Company is still continuing to develop its POET technology, it must conserve its limited financial resources and control costs to ensure that funds are available when needed to complete its scheduled developments.  As a result, the Board of Directors has to consider not only the financial situation of the Company at the time of the determination of the compensation, but also the estimated financial situation in the mid- and long-term.  Also the granting of stock options aligns officers’ rewards with an increase in shareholder value over the long term.  The use of stock options encourages and rewards performance by aligning an increase in each officer’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for fiscal year 2014 of the Company.

			Share-	Options-Based Awards(1)(2)		Non-Equity Incentive Plan Compensation
NEO Name and Principal Position	Fiscal Year	Salary (2) (US$)	Based Awards (1)(2) (US$)	No. of Shares	(US$)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value (US$)	All Other Comp. (US$)(8)	Total Comp. (US$)
Peter Copetti Interim CEO & Executive Co-Chairman	2014	247,963	—	600,000	511,479	—	—	—	339,675	1,099,117
Ajit Manocha(5) Executive Co-Chairman	2014	250,000	—	2,100,000	2,469,164	—	—	—	—	2,719,164
Kevin Barnes Treasurer and CFO	2014	76,087	—	50,000	42,623	—	—	—	—	118,710
Mark Benadiba(4) Former Executive Chairman	2014	27,174	—	—	—	—	—	—	—	27,174
Leon M. Pierhal(3) Former President	2014	146,000	—	—	—	—	—	—	285,000	431,000
Stephane Gagnon Chief Operating Officer	2014	166,063	—	150,000	127,870	—	—	—	7,246	301,179
Daniel DeSimone(6) Chief Technical Officer	2014	114,244	—	500,000	452,174	—	—	—	—	566,418
Christopher Lee Shepherd(7) Former VP Technology	2014	147,568	—	25,000	21,312	—	—	—	—	168,880

(1)

The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest over 18 months from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD was 0.9058, being the average exchange rate for the year ended December 31, 2014.
(3)

Mr. Pierhal ceased being the President of the Company on September 30, 2014. Mr. Pierhal was paid $185,000 as a severance payment when he ceased being the President of the Company. Additionally, the Company settled $100,000 that was due to the Company. Both amounts are included in “All Other Comp”.

(4)	Mr. Benadiba ceased his role as Executive Chairman of the Board on July 1, 2014
(5)	Mr. Manocha was appointed to the Board on July 7, 2014.
(6)	Mr. DeSimone was hired on April 1, 2014 and was appointed Chief Technical Officer on August 12, 2014.
(7)	Mr. Shepherd’s role as VP of Technology ended on October 31, 2014.
(8)	Mr. Copetti and Mr. Gagnon were paid bonuses of $339,675 and $7,246 respectively. These amounts are included in “All Other Comp”.

The following table sets forth information concerning all awards outstanding under a stock option to each of the current Officers, as of December 31, 2014:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In-The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested (US$)
Peter Copetti	2,500,000	0.235	Jun. 8, 2017	2,635,995	N/A	N/A
	500,000	0.445	Nov. 15, 2017	436,822	N/A	N/A
	300,000	0.49	Aug. 13, 2018	250,473	N/A	N/A
	600,000	1.24	Aug 12, 2019	113,617	N/A	N/A
Ajit Manocha	100,000	1.24	Aug 12, 2019	18,936	N/A	N/A
	2,000,000	1.75	Jul 3, 2019	0.00	N/A	N/A
Kevin Barnes	25,000	0.23	Feb. 16, 2022	26,467	N/A	N/A
	10,000	0.28	Mar. 17, 2020	10,157	N/A	N/A
	100,000	0.44	Nov. 14, 2018	87,795	N/A	N/A
	100,000	0.445	Nov. 15, 2017	87,364	N/A	N/A
	100,000	0.49	Aug. 13, 2018	83,491	N/A	N/A
	25,000	0.51	Sep. 28, 2021	20,442	N/A	N/A
	50,000	0.76	Feb. 28, 2021	30,126	N/A	N/A
	50,000	1.24	Aug 12, 2019	9,468	N/A	N/A
Leon Pierhal	571,300	0.23	Sep 30, 2015	604,836	N/A	N/A
	75,000	0.28	Sep 30, 2015	76,175	N/A	N/A
	800,000	0.345	Sep 30, 2015	767,774	N/A	N/A
	500,000	0.445	Sep 30, 2015	436,822	N/A	N/A
	300,000	0.49	Sep 30, 2015	250,473	N/A	N/A
	500,000	0.51	Sep 30, 2015	408,848	N/A	N/A
	75,000	0.76	Sep 30, 2015	45,188	N/A	N/A
	200,000	1.21	Sep 30, 2015	43,037	N/A	N/A
Stephane Gagnon	300,000	0.43	Oct. 4, 2018	25,422	N/A	N/A
	500,000	0.44	Nov. 14, 2018	37,663	N/A	N/A
	150,000	1.24	Aug 12, 2019	29,891	N/A	N/A
Daniel DeSimone	200,000	1.44	Apr 03, 2019	3,443	N/A	N/A
	300,000	1.24	Aug 12, 2019	56,808	N/A	N/A
Christopher Lee	500,000	0.43	Oct. 25, 2017	443,277	N/A	N/A
Shepherd	500,000	0.445	Nov. 15, 2017	436,822	N/A	N/A
	300,000	0.46	Jun. 27, 2018	258,220	N/A	N/A
	200,000	0.49	Aug. 13, 2018	166,982	N/A	N/A
	25,000	1.24	Aug 12, 2019	4,734	N/A	N/A

(1)         This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2014, being CAD $1.46 (US$1.257), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.8607, being the closing price at December 31, 2014.

The value vested or earned during fiscal year 2014 of incentive plan awards granted to NEOs are as follows:

NEO Name	Option-Based Awards – Value Vested During the Year (1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Ajit Manocha	4,529	N/A	N/A
Peter Copetti	71,332	N/A	N/A
Kevin Barnes	64,312	N/A	N/A
Mark Benadiba	28,553	N/A	N/A
Leon M. Pierhal	71,332	N/A	N/A
Stephane Gagnon	333,787	N/A	N/A
Christopher Lee Shepherd	399,458	N/A	N/A
Daniel DeSimone	14,040	N/A	N/A

(1)         This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-

based award. For the NEO’s to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rate used in these calculations to convert CAD to USD was 0.9058, being the average exchange rate for the year ended December 31, 2014.

Director Compensation

			Share-	Options-Based Awards(1)(2)		Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year (6)	Salary (2) (US$)	Based Awards (1) (US$)	No. of Shares	(US$)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value (US$)	All Other Comp. (US$)	Total Comp. (US$)
Dr. Adam Chowaniec Former Director(5)	2014	51,750	—	300,000	255,739	—	—	—	—	307,489

Sheldon Inwentash Director	2014	16,848	—	500,000	426,232	—	—	—	—	443,080

John F. O’Donnell(3) Director	2014	75,250	—	300,000	255,739	—	—	—	—	330,989

Dr. Samuel Peralta(4) Former Director	2014	65,065	—	800,000	681,972	—	—	—	—	747,037

Dr. Geoff Taylor Chief Scientist and Director	2014	162,138	—	300,000	255,739	—	—	—	—	417,877

Chris Tsiofas Director	2014	75,522	—	300,000	255,739	—	—	—	—	331,261

During the year ended December 31, 2014, the outside, or non-management, directors were paid an annual fee of $32,000 for acting as a director, plus $1,500 per board meeting attended and $750 per committee meeting, to be paid quarterly.  If independent, the Chairman of the Board is entitled to receive an additional $10,000 annually and the Committee Chairs are entitled to receive an additional $8,000 annually.  Mr. Copetti who served as Executive Chairman of the Board during part of the year and as Executive Co-Chairman in the latter part of the year is not independent as he has was Interim CEO.  Mr. Manocha who served as Executive Co-Chairman during part of the year is also not independent.  Directors’ involvement in special assignments or services as consultant or expert will be negotiated on a case by case basis.

The following table details compensation paid/accrued for fiscal year 2014 for each director who is not also an officer.

(1)         The Company used the Black-Scholes model as the methodology to calculate the grant date fair value.  The fair value will be recorded as an operating expense as the stock options vest over 18 months from the date of grant.

(2)         The exchange rate used in these calculations to convert CAD to USD was 0.9058, being average exchange rate for the year ended December 31, 2014.

(3)         The firm of Stikeman Keeley Spiegel Pasternack LLP, of which Mr. O’Donnell is counsel, billed the sum of $174,549 for legal fees and disbursements incurred in 2014.

(4)         Dr. Peralta resigned as a director on November 12, 2014 at which time 600,000 of the 800,000 stock options were cancelled.

(5)         Dr. Chowaniec resigned from the Board on January 22, 2015.

(6)         Messrs. Debonis and Lazovsky were appointed to the Board on April 8, 2015.

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the current Directors who are not also named executive officers as of December 31, 2014:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In-The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)

Dr. Adam Chowaniec	300,000	0.46	Aug 9, 2015	430,255	N/A	N/A
	300,000	0.49	Aug 9, 2015	271,740	N/A	N/A
	500,000	0.51	Aug 9, 2015	263,588	N/A	N/A
	300,000	1.24	Aug 9,2015	59,783	N/A	N/A
John F. O’Donnell	150,000	0.23	Feb. 16, 2022	158,805	N/A	N/A
	12,500	0.345	Aug. 19, 2020	11,996	N/A	N/A
	500,000	0.445	Nov. 15, 2017	436,822	N/A	N/A
	300,000	0.49	Aug. 13, 2018	250,473	N/A	N/A
	300,000	1.24	Aug 12, 2019	56,808	N/A	N/A
Samuel Peralta	100,000	0.235	May 11, 2015	105,440	N/A	N/A
	100,000	0.445	May 11, 2015	87,364	N/A	N/A
Chris Tsiofas	500,000	0.275	Aug. 21, 2017	509,984	N/A	N/A
	500,000	0.445	Nov. 15, 2017	436,822	N/A	N/A
	300,000	0.49	Aug. 13, 2018	250,473	N/A	N/A
	300,000	1.24	Aug 12, 2019	56,808	N/A	N/A
Dr. Geoffrey Taylor	75,000	0.23	Feb. 16, 2022	79,403	N/A	N/A
	30,000	0.28	Mar. 17, 2020	30,470	N/A	N/A
	10,000	0.345	Aug. 19, 2020	9,597	N/A	N/A
	1,500,000	0.445	Nov. 15, 2017	1,310,466	N/A	N/A
	300,000	0.49	Aug. 13, 2018	250,473	N/A	N/A
	100,000	0.51	Sep. 28, 2021	81,770	N/A	N/A
	500,000	0.51	Apr. 2, 2018	408,848	N/A	N/A
	75,000	0.76	Feb. 28, 2021	45,188	N/A	N/A
	300,000	1.24	Aug 12, 2019	56,808	N/A	N/A

(1)         This amount is calculated based on the difference between the market value of the shares underlying the options as at December 31, 2014, being CA$1.46, and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.860733, being the closing price at December 31, 2014.

The value vested or earned during fiscal year 2014 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

Director Name	Option-Based Awards – Value Vested During the Year (1) (US$)	Share-Based Awards – Value Vested During the Year (2) (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Dr. Adam Chowaniec	403,987	N/A	N/A
John F. O’Donnell	71,332	N/A	N/A
Dr. Samuel Peralta	71,332	N/A	N/A
Dr. Geoff Taylor	255,889	N/A	N/A
Chris Tsiofas	153,420	N/A	N/A

(1)         This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the Directors to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting.  None of these options were exercised.  The exchange rate used in these calculations to convert CAD to USD was 0.9058, being the average exchange rate for the year ended December 31, 2014.

(2)         This amount is the dollar value computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

Termination and Change of Control Benefits

Other than disclosed below in “Written Management Agreements,” the Company has no plans or arrangements in respect of remuneration received or that may be received by the Officers the Company to compensate such Officers, in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Pension Plan Benefits

The Company does not provide a defined benefit plan to the Officers or any of its employees.

The Company offers a defined contribution plan that is a 401k Plan but does not contribute toward such plan.

The Company does not have any deferred compensation plans other than that described above.

Written Management Agreements

The Company and/or its subsidiaries have employment contracts with the following current and former Officers as follows:

Mr. Manocha entered into a memorandum of understanding dated July 3, 2014, wherein (i) he will be paid US$41,667.67 per month (or US $500,000 per year) and he was granted 2,000,000 stock options.

On June 30, 2014 Mr. Copetti entered into an Executive Employment Agreement with an effective date of February 10, 2014, wherein (i) he will be paid CA$20,000 per month or (CA$240,000 per year) until December 31, 2014, (ii) he will be illegible for annual and special bonuses as determined by the Board of Directors; (iii) he will be reimbursed up to CA$5,000 for gym membership and medical tests; and (iv) he will receive a severance of twelve months on termination of employment by the Company, other than for cause.  Mr. Copetti’s salary was adjusted to CA$31,250 per month or (CA$375,000 per year) in October 2014.  The Executive Employment Agreement has lapsed and Mr. Copetti and the Company are currently negotiating a definitive employment agreement.

Mr. Pierhal entered into an Amended and Restated Employment Agreement, dated February 16, 2014, for a period of one year, with automatic yearly renewals and providing an annual base salary of $185,000.  This employment contract provides for severance payments upon termination of employment, other than for cause, including the payment of salary through the end of the employment period, a pro-rata bonus, cash payment equivalent to 12 months of salary and acceleration of all unvested or un-exercised stock options, which shall be exercisable for a 12 month period after the date of termination.  Mr. Pierhal’s employment was terminated on September 30, 2014.

Mr. Barnes has an arrangement with the Company to provide consulting services starting January 1, 2013 for a period of one year with an automatic one year renewal at a monthly rate of CA$7,000. The arrangement may be terminated by the Company without cause on six months’ notice or equivalent compensation.

Mr. Gagnon entered into an employment contract dated November 4, 2013 that continues indefinitely at a yearly salary of CA$200,000.  This employment contract provides for a severance, on termination of employment for other than cause, of six months plus one month per year of service completed.

Mr. Shepherd entered into a Consulting Contract, through his wholly-owned company IT Millwrights Corporation, dated January 1, 2014, for a period of one year providing monthly fees not to exceed CA$15,000 per month. Mr. Shepherd’s contract was not renewed for 2015. He continues to provide services to the Company on an as needed basis.

Mr. DeSimone entered into Letter of Agreement dated March 28, 2014, wherein (i) he will be paid US$10,416.67 per month (or US$125,000 per year) and (ii) he was granted 200,000 stock options.

C.  Board Practices

Our Board of Directors currently consists of eight directors, including three independent directors.   Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Amalgamation and all amendments thereto (the “Articles”), or with the provisions of the OBCA. The Company’s Officers are appointed to serve at the discretion of the Board, subject to the terms of the employment agreements described above. The Board and committees of the Board schedule regular meetings over the course of the year.

During fiscal 2014, the Board held seven regularly scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting.  All Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board has affirmatively determined, based on its standards, that Mr. Tsiofas, DeBonis and Lazovsky are independent.

Directors’ Service Contracts

Messrs. Copetti, Pierhal and Manocha had entered into the employment contracts explained above in “Written Management Agreements.”

Mr. Benadiba had entered into a Consulting Agreement, dated June 8, 2012, and as amended February 10, 2014, with the Company wherein (i) he was be paid CA$5,000 per month for a term of one year and (ii) he was granted 2,500,000 stock options, exercisable for a period of five years at a price of CA$0.235 per share, which vested 25% immediately and 25% every six months thereafter.  Mr. Benadiba resigned from the Board on July 1, 2014.

Dr. Taylor entered into an Agreement for Provision of Laboratory & Consulting Services to POET Technologies, dated January 29, 2014, with the Company pursuant to which he was compensated at the rate of $12,000 per month and later increased to $13,750 per month.  The agreement covered the period from January 1, 2014 to December 31, 2014 and did not provide for benefits upon termination of the agreement. Dr. Taylor’s agreement was renewed for 2015 at a rate of $14,437.50 per month for an additional year.

Audit and Compensation Committees of the Board of Directors

We currently have four board committees; (1) an Audit Committee; (2) a Compensation Committee; (3) a Corporate Governance and Nominating Committee, and (4) a Disclosure Committee. On December 31, 2013, the Company disbanded its Special Strategic Committee having completed the tasks for which it was formed.  Committee charters, if any, can be found at www.poet-technologies.com.  The names of the members and a summary of the terms of the charter for each the Audit Committee and the Compensation Committee is provided below.

Audit Committee

The Audit Committee is currently comprised of three members: Chris Tsiofas (Chair), John O’Donnell and Sheldon Inwentash. Of the three members, Chris Tsiofas is an independent director.  Mr. Tsiofas was appointed chair of the Audit Committee on August 21, 2012. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of Regulation S-K and is independent in accordance with Rule 4200 of the NASDAQ Marketplace Rules.  All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. A brief description of the education and experience of each of our audit committee members that is relevant to the performance of his responsibilities is set forth below.

•                  Chris Tsiofas, CA, CPA the Chairman of the Audit Committee, holds B. Comm. from the University of Toronto.  He has been a member of the Institute of Chartered Accountants of Ontario since 1993 and also a member of the Canadian Tax Foundation.  He is a Partner with Myers Tsiofas Norheim LLP.

•      Sheldon Inwentash, CA., CPA., LL.D (Honorary) holds a B. Comm. from the University of Toronto.  He has more than 25 years of experience in the investment industry and a deep understanding of progressive investment and financial management strategies.

•                  Mr. John F. O’Donnell has a BA (Economics) and an LLB, has practiced law in the City of Toronto since 1973, primarily in the field of corporate and securities law.  Over the years, he has been counsel to and has served as an Officer and Director of several publicly traded companies and as such has been involved in the review and analysis of numerous financial statements. Mr. O’Donnell has taken formal accounting courses and has been responsible for overseeing the completion of financial statements for his own business.  With his vast experience in corporate and securities law and in corporate governance, he provides invaluable advice to the Audit Committee.

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee is also responsible for reviewing the annual and quarterly financial statements and accompanying Management’s Discussion and Analysis prior to their approval by the full Board. The Audit Committee also reviews the Company’s financial controls with the auditors of the Company on an annual basis.

The Company’s independent auditor is accountable to the Board and to the Audit Committee. The Board, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Any non-audit services must be pre-approved by the Audit Committee.

Compensation Committee

The Compensation Committee is currently comprised of two members: Chris Tsiofas (Chair) and John O’Donnell.  Mr. Tsiofas was appointed chair of the Compensation Committee on November 14, 2014.  Of the two members, only Mr. Tsiofas is independent.  Mr. O’Donnell is retained by the Company as company counsel. Adam Chowaniec was the third member of the Compensation Committee and was independent until his resignation from the Board for health reasons on January 22, 2015.

The Compensation Committee discusses and makes recommendations to the Board for approval or disapproval of all compensation issues that pertain to the Company.  The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other comparable semiconductor companies.  The Compensation Committee is responsible for evaluating the compensation of the senior management of the Company and assuring that they are compensated effectively in a manner consistent with the Company’s business, stage of development, financial condition and prospects, and the competitive environment.  Specifically, the Compensation Committee is responsible for: (i) reviewing the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value; (ii) overseeing the administration of the Company’s compensation programs, and reviewing and approving the employees who receive compensation and the nature of the compensation provided under such programs, and ensuring that all management compensation programs are linked to meaningful and measurable performance targets; (iii) making recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, and that such approval is sought; (iv) periodically surveying the executive compensation practices of other comparable companies; (v) establishing and ensuring the satisfaction of performance goals for performance-based compensation; (vi) annually reviewing and approving the annual base salary and bonus targets for the senior executives of the Company, other than the Chief Executive Officer (the “CEO”); (vii) reviewing and approving annual corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; (viii) annually reviewing and approving, based on the Compensation Committee’s evaluation of the CEO, the CEO’s annual base salary, the CEO’s bonus, and any stock option grants and other awards to the CEO under the Company’s compensation programs (in determining the CEO’s compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years); and (ix) review the annual report on executive compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Compensation Committee and settling the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders.

Code of Ethics

The Board has adopted a written code of business conduct and ethics. All transgressions of the code of business conduct and ethics are required to be promptly reported to the Chair of the Board or of any committee, who in turn, reports them to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is charged with investigating alleged violations of the code of business conduct and ethics. Any findings of the Corporate Governance and Nominating Committee are then reported to the full Board, which will take such action as it deems proper. The Company’s Code of Ethics may be inspected on the Company’s website at www.poet-technologies.com and is filed as an Exhibit to this Annual Report.

D.  Employees

As of December 31, 2014 and March 15, 2015, the Company had 12 full-time employees and 5 consultants, including senior management; 10 employees and 2 consultants work at our lab facilities either as support staff or are engaged in research and development initiatives; 2 employees and 3 consultants are employed at the Canadian office. None of the Company’s employees are covered by collective bargaining agreements.

E.  Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of March 15, 2015.  Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The table also includes the number of shares underlying options that are exercisable within sixty (60) days of March 15, 2015. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned(1)		Percent of Class
Directors and Officers:
Sheldon Inwentash	10,875,500	(2)	6.00%
Dr. Geoffrey Taylor	3,787,248	(3)	2.12%
Peter Copetti	3,700,000	(4)	2.06%
Chris Tsiofas	1,450,000	(5)	0.82%
John F. O’Donnell	1,142,500	(6)	0.64%
Stephane Gagnon	875,000	(7)	0.49%
Kevin Barnes	442,463	(8)	0.25%
Directors and Officers Subtotal	19,576,211		12.97%

Major Shareholders:
Pinetree Capital Ltd.	19,121,570	(9)	10.47%
Totus Inc.	200,000	(10)	0.11%
Richard J. Patricio	10,000	(11)	0.01%
Patricio/Pinetree Subtotal(12)	19,331,570		10.58%

(1)              The number of shares set forth for each Director, Officer and Major Shareholder is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)              Mr. Inwentash owns shares directly as well as through his Registered Retirement Savings Plan.  The aggregate holdings of the two accounts includes: (i) 5,929,500 common shares issued and outstanding and (ii) 4,946,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(3)              Includes: (i) 1,003,998 common shares issued and outstanding and (ii) 2,740,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days. Mr. Taylor also has beneficial ownership of the shares owned by his wife, who owns 37,000 common shares issued and outstanding.

(4)              Includes: (i) 100,000 common shares issued and outstanding and (ii) 3,600,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(5)              Includes: (i) zero common shares issued and outstanding and (ii) 1,450,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(6)              Includes: (i) 30,000 common shares issued and outstanding and (ii) 1,112,500 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(7)              Includes: (i) zero common shares issued and outstanding and (ii) 875,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(8)              Includes: (i) 7,463 common shares issued and outstanding and (ii) 435,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(9)              Includes: (i) zero common shares issued and outstanding and (ii) 250,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(10)       Mr. Patricio owns (i) 10,000 common shares issued and outstanding and (ii) zero common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(11)       Mr. Patricio is the President of Pinetree Capital Ltd. and of Totus Inc., thus an aggregate of both Mr. Patricio, Totus Inc., and Pinetree Capital Ltd.’s holdings is disclosed.

See “ITEM 6.B. Compensation” for the exercise prices of options.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Holdings by Major Shareholders

Please refer to ITEM 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders.

As a result of the Company’s completion of a private placement on February 13, 2014, Pinetree Capital Ltd. (“Pinetree”) acquired beneficial ownership of an additional 2,775,385 common shares and 2,775,385 common share purchase warrants of the Company.

With the exception of the participation in private placements of equity by Pinetree and Mr. Inwentash there has not been a significant change in the percentage ownership held by any major shareholders during the past three years other than through public purchases or dispositions of shares on the TSXV.

The Company’s major shareholders do not have different voting rights.

U.S. Share Ownership

As of March 15, 2015, there were a total of 999 holders of record of our common shares, of which 457 were registered with addresses in the U.S.  We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common shares are held of record in broker “street names.”  As of March 15, 2015, U.S. holders of record held approximately 2.97% of our outstanding common shares.

Control of Company

The Company is a publicly owned Ontario corporation, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A. “History and Progress of the Company” and ITEM 6.E. “Share Ownership.”

Change of Control of Company Arrangements

On August 13, 2013, the Board of Directors of the Company approved a resolution authorizing the Company to implement a Shareholders Rights Plan (a “Rights Plan”), subject to all required approvals, including TSXV approval.  The shareholders of the Company ratified the Board’s resolution at a meeting held on August 12, 2014.  Authorization of a Rights Plan is intended to reflect developments in Canada with respect to shareholder rights plans and is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Company.  See ITEM 10.B. “Articles of the Corporation.”

B.  Related Party Transactions

During the year ended December 31, 2014, the Company settled $100,000 previously advanced to Leon M. Pierhal the former President of the Company. The amount was non-interest bearing and short-term in nature.

In 2014, Mr. Pierhal received a severance package of $185,000 to be paid over one year, plus the ability to exercise his outstanding options to purchase 3,075,000 Common Shares for a one-year period. The full amount of the severance package has been accounted for during the year.

The firm of Stikeman Keeley Spiegel Pasternack LLP, of which Mr. O’Donnell is counsel, billed the sum of $174,549 for legal fees and disbursements incurred in 2014 (2013 $91,316).

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.                                              FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

The Company’s financial statements are stated in U.S. dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements as required under “ITEM 17.  Financial Statements” are attached hereto and found immediately following the text of this Annual Report.  The audit report of Marcum LLP, independent registered public accounting firm, is included herein immediately preceding the consolidated financial statements.

Legal Proceedings

The directors and the senior management of the Company do not know of any material, either active or pending, legal proceedings against them, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The directors and the senior management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest in the Company.

Dividend Policy

The Company has not paid, and has no current plans to pay, dividends on its common shares.  We currently intend to retain future earnings, if any, to finance the development of our business.  Any future dividend policy will be determined by the Board, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as the Board may deem relevant.

B.  Significant Changes

As discussed in ITEM 5.B. “Liquidity and Capital Resources” and ITEM 10. “Additional Information,” the Company completed a non-brokered private placement financing of $4,546,000 in February of 2014.

During 2014, the Company raised $9,885,981 from the exercise of 19,384,712 warrants and 4,824,950 stock options.

Between January 1, 2015 and March 15, 2015, the Company raised $5,956,617 from the exercise of 9,450,500 warrants and 271,300 stock options.

In April 2014, the Company restructured its license agreement with UCONN, reducing the royalty payment obligation from 30% to 3% in exchange for the issuance of 2,000,000 common shares to UCONN.

ITEM 9.                                                THE OFFER AND LISTING

A.  Offer and Listing Details

The Company’s common shares began trading on the TSXV in Toronto, Ontario, Canada, on June 25, 2007.  The current Stock symbol is “PTK”.  The CUSIP/ISN numbers are 73044W104 / 73044W1041.

The following table lists the high and low sales price on the TSXV for the Company’s common shares for: the last six months; the last ten fiscal quarters; and the last five fiscal years.

Period Ended	High (CA$)	Low (CA$)

Monthly
March 15, 2015	$1.55	$1.38
February 28, 2015	$1.62	$1.21
January 31, 2015	$1.60	$1.01
December 31, 2014	$1.58	$0.97
November 30, 2014	$1.61	$0.65
October 31, 2014	$1.41	$0.77

Quarterly
March 31, 2015	$1.62	$1.01
December 31, 2014	$1.61	$0.65
September 30, 2014	$2.24	$0.90
June 30, 2014	$2.87	$1.26
March 31, 2014	$1.49	$0.49
December 31, 2013	$0.60	$0.315
September 30, 2013	$0.57	$0.415
June 30, 2013	$0.62	$0.39
March 31, 2013	$0.69	$0.44
December 31, 2012	$0.74	$0.355

Yearly
December 31, 2014	$2.87	$0.49
December 31, 2013	$0.74	$0.20
December 31, 2012	$0.74	$0.195
December 31, 2011	$1.82	$0.26
December 31, 2010	$0.41	$0.185

B.  Plan of Distribution

Not Applicable.

C.  Markets

The Company’s common shares trade on the TSXV in Canada under the symbol “PTK”.  The Company’s common shares also trade on the OTCQX International Marketplace under the symbol “POETF”.

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not Applicable.

F.  Expenses of the Issue

Not Applicable.

ITEM 10.                                       ADDITIONAL INFORMATION

A.  Share Capital

Not Applicable.

B.  Articles of the Corporation

The Company was originally formed under the British Columbia Company Act on February 9, 1972 as Tandem Resources Ltd. (“Tandem”).  The Company took its current form after Tandem amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd. pursuant to Articles of Amalgamation on November 14, 1985.  Tandem moved to Ontario by Articles of Continuance on January 3, 1997.  Tandem changed its name to OPEL International Inc. by Articles of Amendment on September 26, 2006.  OPEL International Inc. was continued under the New Brunswick Business Corporations Act on January 30, 2007, then back to Ontario by Articles of Continuance on November 30, 2010, changing its name to OPEL Solar International Inc.  By Articles of Amendment on August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies, Inc.  By Articles of Amendment on July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc.  Today, the Company is an Ontario corporation governed by the OBCA.  The following are summaries of material provisions of our Articles of Continuance, as amended from time to time (the “Articles”), in effect as of the date of this Annual Report insofar as they relate to the material terms of our ordinary shares.

Register, Entry Number and Purposes

Our Articles of Continuance became effective on November 30, 2010.  Our corporation number in Ontario is 641402.  The Articles of Continuance do not contain a statement of the Company’s objects and purposes, however the Articles of Continuance provide that there are no restrictions on business that the Company may carry on or the powers the Company may exercise as permitted under the OBCA.

Board of Directors

Pursuant to our By-laws and the OBCA, a director or officer who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to, a material contract or proposed material contract with the Company, shall disclose the nature and extent of his interest at the time and in the manner provided by the OBCA.  Any such contract or proposed contract shall be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Company’s business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board shall not vote on any resolution to approve the same unless the contract or transaction: (i) relates primarily to his or her remuneration as a director of the Company or an affiliate; (ii) is for indemnity or insurance of or for the director or officer as permitted by the OBCA; or (iii) is with an affiliate.

Directors shall be paid such remuneration for their services as the Board may determine by resolution from time to time, and will be entitled to reimbursement for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof.  Neither the Company’s Articles nor By-laws require an independent quorum for voting on director compensation.  Directors are not precluded from serving the Company in any other capacity and receiving remuneration therefor.  A director is not required to hold shares of the Company.  There is no age limit requirement respecting the retirement or non-retirement of directors.

The directors may sign the name and on behalf of the Company, or appoint any officer or officers or any person or persons on behalf of the Corporation either to sign on behalf of the Company, all instruments in writing and any instruments in writing so signed shall be binding upon the Company without further authorization or formality.  The term “instruments in writing” includes contracts, documents, powers of attorney, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities, instruments of proxy and all paper writing.

Nothing in the Company’s By-laws limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Rights, Preferences and Restrictions Attaching to Common Shares

The holders of common shares are entitled to vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote.  Each common share carries with it the right to one vote.  Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive any dividends declared and payable by the Company on the common shares.  Dividends may be paid in money or property or by issuing fully paid shares of the Company.  Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon dissolution.

The holder of the Company’s one outstanding Special Voting Share is not entitled to any dividends or other distributions in respect of such share or any proceeds of liquidation or dissolution.  The holder of such share is entitled to receive notice of and to attend and vote at any annual and special meetings of the shareholders and is entitled to the number of votes as is equal to the aggregate number of common shares that may be acquired upon exercise of the holder exchange rights attached to outstanding shares of Exchangeable Common Stock.  The Special Voting Share is automatically redeemed by the Company, without notice, immediately once no Exchangeable Common Shares remain outstanding. The Special Voting Share was cancelled following a Board resolution on June 21, 2013.

No shares have been issued subject to call or assessment.  There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.  The common shares must be issued as fully-paid and non-assessable, and are not subject to further capital calls by the Company.  The common shares are without par value.  All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.

The Company does not currently have any preferred shares outstanding.

Ordinary and Special Shareholders’ Meetings

The OBCA provides that the directors of a corporation shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting.  The OBCA also provides that, in the case of an offering corporation, the directors shall place before each annual meeting of shareholders, the financial statements required to be filed under the Ontario Securities Act and the regulation thereunder relating to the period that began immediately after the end of the last completed financial year and ended not more than six months before the annual meeting and the immediately preceding financial year, if any.

The Board has the power to call a special meeting of shareholders at any time.

Notice of the date, time and location of each meeting of shareholders must be given not less than 21 days or more than 50 days before the date of each meeting to each director, to the auditor of the Company and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.

Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements, reports of the directors or auditor, setting or changing the number of directors, the election of directors and reappointment of the incumbent auditor, must state the general nature of the special business in sufficient detail to permit the shareholder to form a reasoned judgment on such business, must state the text of any special resolution to be submitted to the meeting, and must, if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it, a copy of the document or state that a copy of the document will be available for inspection by shareholders at the Company’s records office or another accessible location.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

Limitations on Rights to Own Securities

No share may be issued until it is fully paid.

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”).  The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors).  An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis.  The Minister has determined that the threshold for review for WTO Investors or vendors (other than Canadians) to be CA$344 million for the year 2013.  A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company.  The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares.  In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member.  A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act.  The U.S. is a WTO Member.  Certain transactions involving our common shares would be exempt from the Investment Act, including:

•                  an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

•                  an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•                  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Procedures to Change the Rights of Shareholders

In order to change the rights of our shareholders with respect to certain fundamental changes as described in Section 168 of the OBCA, the Company would need to amend our Articles to effect the change.  Such an amendment would require the approval of holders of two-thirds of the votes of the Company’s common shares, and any other shares carrying the right to vote at any general meeting of the shareholders of the Company, cast at a duly called special meeting.  The OBCA also provides that a sale, lease or exchange of all or substantially all of the property of a corporation other than in the ordinary course of business of the corporation likewise requires the approval of the shareholders at a duly called special meeting.  For such fundamental changes and sale, lease and exchange, a shareholder is entitled under the OBCA to dissent in respect of such a resolution amending the Articles and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of the shareholder’s common shares.

Impediments to Change of Control

There are no provisions of our Articles or By-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.  On August 13, 2013, the Board of Directors of the Company approved a resolution authorizing the Company to implement a Shareholders Rights Plan (a “Rights Plan”), subject to all required approvals, including TSXV approval.  The shareholders of the Company ratified the Board’s resolution at a meeting held on August 12, 2014.  The approval of a Rights Plan is intended to reflect developments in Canada with respect to shareholder rights plans and is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Company.

The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure. Furthermore, the Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or takeover offer and is not intended to prevent a take-over bid for the Company. Under the Rights Plan, take-over bids that meet certain requirements intended to protect the interests of all shareholders will be deemed to be “Permitted Bids”. Permitted Bids must be made by way of a takeover bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days.

The details of the Rights Plan are summarized below.

Rights

One Right will be issued and will attach to each outstanding Common Share of the Company.  A Right only becomes exercisable upon the occurrence of a Flip-In Event, which is a transaction by which a person becomes an Acquiring Person and which otherwise does not meet the requirements of a Permitted Bid.  Prior to the Flip-In Event, the Rights are priced at five (5) times the Market Price of the Common Shares at the Separation Time (the “Exercise Price”).  Separation Time means the close of business on the tenth Trading Day after the earlier of the first public announcement indicating that a person has become an Acquiring Person or the date of the commencement or first public announcement of an intention to commence a Take-over Bid (other than a Permitted Bid or Competitive Permitted Bid).  If a Flip-In Event occurs, each Right issued under the Rights Plan thereafter will entitle all holders, other than the Acquiring Person, to purchase for the Exercise Price (5 times the Market Price) that number of Common Shares of the Company having an aggregate market value equal to twice the Exercise Price (2 times 5 times the Market Prices being 10 times the Market Price).  The result of this provision is that, in the event a Flip-In Event occurs, subject to all other provisions of this agreement, each Right will constitute the right to purchase from the Company ten (10) additional Common Shares at 50% of the Market Price at the time of the Flip-In Event.  This purchase could cause substantial dilution to the person or group of persons attempting to acquire control of the Company, other than by way of a Permitted Bid.  The Rights expire on the termination of the Rights Plan, unless redeemed before such time.

Acquiring Person

An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding Common Shares of the Company. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including a person who acquires 20% or more of the outstanding Common Shares from (i) acquisitions of Common Shares by the Company (e.g. through an issuer bid), (ii) pro rata distributions of Common Shares by the Company, (iii) acquisitions of Common Shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions, (iv) an amalgamation, merger or other statutory procedure requiring shareholder approval, or (v) the issuance of Common Shares on an exempt private placement basis (subject to certain limits); and underwriters who acquire Common Shares for the purpose of a public distribution.

Beneficial Ownership

The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or beneficial ownership of Common Shares. In addition, a person is deemed to be the Beneficial Owner of Common Shares in circumstances where that person or its Affiliates or Associates, as such terms are defined in the Rights Plan, and any other person acting jointly or in concert with such person, has a right to acquire Common Shares within 60 days. There are various exceptions to this definition set forth in the Rights Plan.

Permitted Bid

If a Take-over Bid is structured as a Permitted Bid, a Flip-In Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a Take-over Bid circular and comply with the following:

•        the Take-over Bid must be made to all shareholders other than the bidder;

•        the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid is made, and then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates, Associates and persons acting jointly or in concert with the bidder), have been tendered pursuant to the Take-over Bid and not withdrawn;

•        the Take-over Bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, Common Shares may be tendered at any time during the 60-day period referred to in the immediately preceding paragraph and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until they have been taken up and paid for; and

•        the Take-over Bid must contain an irrevocable and unqualified provision that, if more than 50% of the Common Shares held by Independent Shareholders are tendered pursuant to the Takeover Bid within the 60-day period, then the bidder must make a public announcement of that fact and the Take-over Bid must then remain open for an additional 10 business days from the date of such public announcement.

The Rights Plan also allows a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, that satisfies all of the requirements of a Permitted Bid, except that (i) no Common Shares will be taken up or paid for until the later to occur of the date which is generally 35 days after the date the Take-over Bid is made and the 60th day after the date of the Permitted Bid that is then outstanding, and (ii) at the close of business on the date Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent  Shareholders have been tendered in such Take-over Bid and not withdrawn. If this 50% requirement is satisfied, the applicable bidder must make a public announcement of that fact and the Take-over Bid must remain open for tenders of Common Shares for at least ten business days after the date of such public announcement.

The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the Take-over Bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed. Moreover, if there is sufficient support for a Take-over Bid such that at least 50% of the Common Shares held by Independent Shareholders have been tendered to it, a shareholder who has not yet tendered to that bid will have a further 10 business days in which to decide whether to withdraw its Common Shares from a Competing Take-over Bid, if any, and whether to tender to the Take-over Bid.

Waiver and Redemption

Until the occurrence of a Flip-In Event as to which the Board has not issued a waiver, the Board, with the prior consent of the holders of Common Shares, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 (subject to adjustment) per Right. In addition, until the occurrence of a Flip-In Event as to which the Board has not issued a waiver, the Board may determine to waive the application of the Rights Plan to any Flip-In Event, provided that the Board will be deemed to have waived the application of the Rights Plan to any other Flip-In Event occurring by reason of a Take-over Bid made prior to the expiry of the Take-over Bid in respect of which the waiver is granted. The Board may also waive the application of the Rights Plan to any Flip-In Event if the Board determines that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and such Person has reduced its Beneficial Ownership of Common Shares such that, at the time of the granting of a waiver, such Person is no longer an Acquiring Person. The Board will be deemed to have redeemed the Rights at the Redemption Price on the date that the Person making the Permitted Bid, Competing Permitted Bid or Takeover Bid in respect of which the Board has waived or been deemed to waive the application of the Rights Plan, has taken up and paid for the Common Shares pursuant to the applicable bid.

Termination

The Rights Plan will expire, subject to certain conditions, at the close of the Annual Meeting of Shareholders of the Company three years after the Rights Plan is ratified by shareholders, and every three-year anniversary thereafter and so on unless the continuation of the Rights Plan for each such three- year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Company.

Full Text of Rights Plan

The full text of the Rights Plan is contained in a Shareholders’ Rights Plan Agreement between the Company and the Rights Agent, TMX Equity Transfer Services Inc., and is available without charge, by the Corporate Secretary of the Company at (416) 368-9411.

The Rights Plan will be subject to reconfirmation at every third annual meeting of shareholders subsequent to the approval date until its expiry. If the shareholders do not confirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time.

Stockholder Ownership Disclosure Threshold in Bylaws

Neither our Articles nor By-laws contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.  Pursuant to securities legislation, an Early Warning Report and an Insider Report must be filed if a shareholder obtains ownership on a partially diluted basis of 10% or greater of the Company.

Special Conditions for Changes in Capital

The conditions imposed by the Company’s Articles are not more stringent than required under the OBCA.

C.  Material Contracts

In addition to any contracts described in “ITEM 7.B.  Related Party Transactions” or “ITEM 4.  Business Overview”, we have entered into the following material contracts to which we have been a party within the two years immediately preceding the date of this document.  Other than contracts entered into in the ordinary course of business, we have not been a party to any other contract within such two year period.

1.              On December 14, 2012, the Company entered into an Asset Purchase Agreement with Tracker Acquisition, Inc., a subsidiary of Northern States Metals, whereby the Company sold certain assets used in connection with its solar business for the purchase price of $1,000,000.

2.              On May 21, 2008, the Company entered into an Agreement with BAE Systems Information And Electronic Systems Integration, Inc. (“BAE”), with a term of 15 years, whereby BAE and the Company initiated a joint development program of the Company’s POET technology, with royalties running from each to the other for licensed products sold.  This Agreement was supplemented on February 25, 2015 to expand the scope of work to be performed through 2015.

3.              On April 28, 2003, the Company entered into a License Agreement with the University of Connecticut (“UCONN”), as amended on April 15, 2014 whereby UCONN granted the Company an exclusive license to the intellectual property developed under the direction of Dr. Taylor that is owned or jointly owned by UCONN for the payment of $50,000 due in the first and each subsequent year after the Company has revenue of $100,000 from the products developed pursuant to the licensed intellectual property, such amounts of consideration subject to increase by 25% every two years, up to a maximum of $1,000,000.  In addition, the Company must pay annually to UCONN 3% of any sublicense revenue received for commercial, royalty bearing sublicenses of licensed intellectual property to third parties.  By making a $100,000 payment to UCONN in April 2007, the license became irrevocable. As consideration for the amendment entered into on April 15, 2014, changing the royalty rate to 3%, the Company issued 2,000,000 common shares, subject to approval of the TSXV, which shall be restricted from trading until May 31, 2016.

4.              On October 21, 2010, the Company entered into a Lease Agreement, as amended on March 20, 2013, with UCONN whereby the Company leases property from UCONN beginning on April 1, 2010 and extending through March 31, 2014.  Monthly rent increases from $6,130 in the first three months of year one to $10,966 in year five.  This Agreement was renewed on December 11, 2014 for a period of one year commencing April 1, 2015 and ending on March 31, 2016.  The renewal provides for an annual rent of $158,894, discounted to $144,490 if the full amount is prepaid.

5.              On February 15, 2013, the Company entered into a Service Agreement with True South Renewables, Inc. (“True South”), for a period of five years, whereby the True South will perform monitoring and maintenance services on solar trackers installed by the Company prior to the discontinuation of the solar business and divestiture of the solar assets.  The Company will pay a minimum of $6,000.00 in the first year and $8013.00 in the fifth year, in addition to hourly charges for labor and travel.

6.              On February 14, 2013, the Company entered into a letter agreement with IBK Capital Corp. (“IBK”) pursuant to which IBK would act as agent in conjunction with the private placement of units of the Company in exchange for consideration comprised of 7.0% of gross proceeds from the private placement and compensation options equal to 10.0% of the aggregate number of units sold pursuant to the private placement.

7.              On March 20, 2012, the Company entered into a Credit Agreement with TCA Global Credit Master Fund, LP, as amended on July 17, 2012, providing for a revolving credit facility.  Consideration included interest payments as well as an investment banking services fee equal to 500,000 shares at a deemed price of CA$0.30, or $150,000.  This Credit Agreement was terminated on September 14, 2012.

D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in “ITEM 10.E.  Taxation” below.

E.  Taxation

Canadian Federal Income Tax Considerations

The Company believes the following is a brief summary of the material principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of common shares of the Company who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada — U.S. Income Tax Convention (1980) (the “Treaty”), is at all relevant times resident in the U.S., is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.  U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof, all specific proposals to amend such regulations and the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Convention and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof.  This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the U.S. or of any other jurisdiction outside Canada.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

This summary does not address all aspects of Canadian federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Under the Tax Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Tax Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares, provided that the shares do not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange (which currently includes the TSXV) at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the Company’s capital stock.

If the common shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the common shares do not derive their value principally from real property situated in Canada.

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder of our common shares. A “U.S. Holder” means a holder of our common shares who is:

•                  an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof, or the District of Columbia;

•                  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•                  a trust (i) if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder (a “Non-U.S. Holder”).  This discussion considers only U.S. Holders that will own our common shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase our common shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•                  are broker-dealers or insurance companies;

•                  have elected market-to-market accounting;

•                  are tax-exempt organizations or retirement plans;

•                  are financial institutions or “financial services entities”;

•                  hold our common shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•                  acquired our common shares upon the exercise of employee stock options or otherwise as compensation;

•                  own directly, indirectly or by attribution at least 10% of our voting power;

•                  have a functional currency that is not the U.S. Dollar;

•                  are grantor trusts;

•                  are certain former citizens or long-term residents of the U.S.; or

•                  are real estate trusts or regulated investment companies.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its own tax advisor as to its tax consequences.

In addition, this discussion does not address any aspect of state, local or non-U.S. laws or the possible application of U.S. federal gift or estate taxes.

Each holder of our common shares is advised to consult its own tax advisor with respect to the specific tax consequences to it of purchasing, holding or disposing of our common shares, including the applicability and effect of federal, state, local and foreign income tax and other laws to its particular circumstances.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our common shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.  Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our common shares.  The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussion below under “Passive Foreign Investment Company Status,” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 20% for taxable years beginning after January 1, 2013), provided that such dividends meet the requirements of “qualified dividend income.”  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S., which benefits include an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The IRS has determined that the U.S.-Canada Tax Treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the common share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such common share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the common share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our common shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received.  A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the common shares if such U.S. Holder has not held the common shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such common shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. Dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 20% for taxable years beginning after January 1, 2013).  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income.  The deductibility of capital losses recognized on the sale, exchange or other disposition of common shares is subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than nonresident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge).  Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election.  Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  A U.S. Holder’s basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules.  So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss.  Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition.  For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before December 31, 2012.  The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics.  A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering.  It is not entirely clear whether either the OTCBB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes.  Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending December 31, 2014 and do not expect to be classified as a PFIC for the year ending December 31, 2015.  However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization.  Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2015 or in a future taxable year.  We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

Non–U.S. Holders

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or the proceeds from the disposition of, our common shares, unless, in the case of U.S. federal income taxes:

•                  such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, in the case of a resident of a country which has a treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the U.S.; or

•                  the Non-U.S. Holder is an individual who holds the common shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition of our common shares and certain other conditions are met.

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our common shares.  U.S. Holders are also generally subject to backup withholding (currently at a rate of 28%) on dividends paid on, or proceeds from the disposition of, our common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the disposition of, our common shares, provided that such Non-U.S. Holder provides taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F.  Dividends and Paying Agents

Not Applicable.

G.  Statements by Experts

The consolidated financial statements of POET Technologies Inc. as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014, included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 185 Asylum St, 17th Floor, Hartford, CT 06103, USA, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H.  Documents on Display

The Company’s documents can be viewed at its Canadian office, located at: Suite 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1, Canada.  Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and files reports, Annual Reports and other information with the SEC. The Company’s reports, Annual Reports and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.poet-technologies.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

I.  Subsidiary information

Not Applicable.

ITEM 11.                                       Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Short-term investments bear interest at fixed rates, and as such, are subject to interest rate risk resulting from changes in fair value from market fluctuations in interest rates.  The Company does not depend on interest from its investments to fund its operations.

Exchange Rate Risk

The functional currency of the Company is the U.S. dollar.  The Company is exposed to foreign currency risk with the Canadian dollar.  For example, in 2014, a 10% change in the Canadian dollar would increase or decrease other comprehensive income by $829,458. Since the Company’s operations predominantly transact their sales and purchases in their respective domestic currencies, the exposure is reduced.  Therefore, the Company typically does not hedge accounts receivable and accounts payable that are denominated in a foreign currency.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2015 (1-15)	0.8060	0.7798	0.7936
February 2015	0.8035	0.7960	0.8000
January 2015	0.8294	0.8225	0.8254
December 2014	0.8895	0.8650	0.8671
November 2014	0.8855	0.8799	0.8829
October 2014	0.8948	0.8885	0.8919
September 2014	0.9109	0.9056	0.9081
Sept. 2014 — Mar. 15, 2015	0.9109	0.7798	0.8563

(1)         Bank of Canada monthly average rates

(2)         Bank of Canada daily noon average rates

Market Risk

Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Company.  The Company is exposed to fair value fluctuations on its cash equivalents.  The Company’s other financial instruments (cash and accounts payable and accrued liabilities) are not subject to market risk, due to the short-term nature of these instruments.

ITEM 12.                                       Description of Securities Other than Equity Securities

A.  Debt Securities

Not Applicable

B.  Warrants and Rights

Not Applicable.

C.  Other Securities

Not Applicable.

D.  American Depositary Shares

Not Applicable.

PART II

ITEM 13.                                       Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

ITEM 14.                                         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

ITEM 15.                                       Controls and Procedures

(a)           Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

(b)           Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal controls over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)           Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                                         [RESERVED]

ITEM 16A.                              Audit Committee Financial Expert

Our Board of Directors has determined that Chris Tsiofas is the audit committee financial expert.   The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of regulation S-K and is independent in accordance with Rule 4200 of the Nasdaq Marketplace Rules.

ITEM 16B.                                Code of Ethics

In December  2007, our Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and principal accounting officer. Our Code may be viewed on our website at www.poet-technologies.com and is filed as an Exhibit to this Annual Report. A copy of our Code may be obtained, without charge, upon a written request addressed to our investor relations department, 121 Richmond Street West, Suite 201, Toronto, Ontario M5H 2K1, Canada.

ITEM 16C.                                Principal Accountant Fees and Services

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Marcum LLP.

	Year Ended December 31,
Services Rendered	2014	2013
	(in US$)

Audit Fees(1)	$59,000	$157,000
Tax Fees(2)	10,000	13,000
Total	69,000	170,000

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice.

Our Audit Committee, in accordance with its charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

Not Applicable.

ITEM 16D.                              Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.                                Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16F.                                 Change in Registrant’s Certifying Accountants

Not Applicable.

ITEM 16G.                               Corporate Governance

Not Applicable.

ITEM 16H.                             Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17.                                       Financial Statements

The Company’s consolidated financial statements are stated in U.S. dollars and are prepared in accordance with IFRS.

The consolidated financial statements required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report and are incorporated by reference herein.  The audit report of Marcum LLP, independent registered public accounting firm, is included herein immediately preceding the audited consolidated financial statements.

a.              Audited Financial Statements — for the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013.

ITEM 18.                                       Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19.                                         Exhibits

1.1                               Certificate and Articles of Continuance*

1.2                               Amended and Restated Bylaws**

4.1                               Asset Purchase Agreement with Tracker Acquisition, Inc., dated December 17, 2012*

4.2                               Agreement with BAE Systems Information And Electronic Systems Integration, Inc., dated May 21, 2008*

4.3                               License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014*

4.4                               Lease Agreement with the University of Connecticut, dated December 11, 2014.**

4.5                               Agency Agreement with IBK Capital Corp., dated February 14, 2013*

4.6                               Credit Agreement with TCA Global Credit Master Fund, LP, dated March 30, 2012*

4.7                               Memorandum of Understanding with Ajit Manocha, dated July 3, 2014**

4.8                               Letter of Agreement with Daniel DeSimone, dated March 28, 2014**

4.9                               Executive Employment Agreement with Peter Copetti, dated June 30, 2014**

4.10                        Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.**

4.11                        Consulting Agreement with Dr. Geoff Taylor, dated January 12, 2015**

4.12                        Employment Agreement with Stephane Gagnon, dated November 5, 2013*

4.13                        2014 Stock Option Plan**

4.14                        Form of Option Agreement*

4.15                        Form of Warrant for Purchase of Common Shares*

4.16                        Stock Specimen Certificate*

8.1                           List of Subsidiaries: See ITEM 4.C.

11.1                        Code of Business Conduct and Ethics **

12.1                        Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)**

12.2                        Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)**

13.1                        Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2                        Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

*Filed as an exhibit to the Company’s registration statement under the Securities and Exchange Act on Form 20-F/A on May 15, 2014 and incorporated herein by reference.

**Filed herewith.

WHERE TO FIND ADDITIONAL INFORMATION

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements of the Company and other financial information contained in this Annual Report are the responsibility of management.  The consolidated financial statements have been prepared in conformity with IFRS, using management’s best estimates and judgments, where appropriate.  In the opinion of management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality.  The financial information contained elsewhere in this Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

To assist management in discharging these responsibilities, the Company maintains a system of procedures and internal control which is designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and reliable financial information.

The Board of Directors ensures that management fulfills its responsibilities for the financial reporting and internal control.  The Board of Directors exercises this responsibility through its independent Audit Committee comprising a majority of unrelated and outside directors.  The Audit Committee meets periodically with management and annually with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors.  The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

The consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee.  Marcum’s report on the consolidated financial statements is presented herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Peter Copetti
Peter Copetti
Interim CEO and
Co-Executive Chairman

Date: April 13, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of POET Technologies Inc.

We have audited the accompanying consolidated statements of financial position of POET Technologies Inc. (“the Company”) as of December 31, 2014 and 2013 and the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of POET Technologies Inc., as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 20, the Company made an accounting policy change to capitalize its patent registration costs.  The previous accounting policy was to charge patent registration costs against profit and loss in the year those costs are incurred.  The 2013 and 2012 financial statements presented herein have been restated. Our opinion is not modified with respect to that matter.

/s/ Marcum LLP

Hartford, Connecticut

April 13, 2015

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in US Dollars)	Restated

December 31,	2014	2013

Assets
Current
Cash and cash equivalents	$11,287,864	$3,260,967
Prepaids and other current assets	243,501	267,012
Marketable securities (Note 4)	—	397

	11,531,365	3,528,376
Property and equipment (Note 5)	1,058,860	903,792
Patents and licenses (Note 6)	260,721	125,676

	$12,850,946	$4,557,844

Liabilities

Current
Accounts payable and accrued liabilities (Note 7)	$451,724	$256,027

Shareholders’ Equity

Share capital (Note 8(b))	61,688,953	42,911,455
Warrants (Note 9)	6,458,659	8,135,590
Contributed surplus (Note 10)	23,616,664	20,261,067
Accumulated other comprehensive loss	(584,552)	(11,593)
Deficit	(78,780,502)	(66,994,702)

	12,399,222	4,301,817

	$12,850,946	$4,557,844

Commitments and contingencies (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

2

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	For the Years Ended December 31,
		Restated	Restated
	2014	2013	2012

Costs and Expenses
General and Administration (Note 18)	$9,677,705	$6,284,288	$3,023,471
Research and Development (Note 18)	2,277,927	1,925,974	1,093,998
Investment Income, including interest	—	(18,371)	—
Total Expenses	11,955,632	8,191,891	4,117,469

Loss before the following
Other income (Note 2)	169,832	342,874	238,806
Net Loss for the Period
Loss from continuing operations	(11,785,800)	(7,849,017)	(3,878,663)
Loss from discontinued operations, net of taxes	—	—	(4,685,449)
Net Loss	(11,785,800)	(7,849,017)	(8,564,112)
Deficit, beginning of period	(66,994,702)	(59,145,685)	(50,442,457)
Divestiture of non-controlling interest	—	—	(139,116)
Deficit, end of period	$(78,780,502)	$(66,994,702)	$(59,145,685)

Basic and Diluted Loss Per Share (Note 11):	$(0.08)	$(0.06)	$(0.08)
Continuing Operations	$(0.08)	$(0.06)	$(0.04)
Discontinued Operations	$—	$—	$(0.04)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

		Restated	Restated
For the Years Ended December 31,	2014	2013	2012

Net loss	$(11,785,800)	$(7,849,017)	$(8,564,112)

Other comprehensive (loss) income - net of income taxes
Exchange differences on translating foreign operations	(572,959)	(255,422)	(34,434)
Comprehensive loss	$(12,358,759)	$(8,104,439)	$(8,598,546)

The accompanying notes are an integral part of these consolidated financial statements.

3

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY  (Expressed in US Dollars)

		Restated	Restated
For the Years Ended December 31,	2014	2013	2012

Share Capital
Beginning balance	$42,911,455	$40,225,401	$38,507,720
OPEL Solar Inc. Exchangeable Shares, exchange into common shares	—	—	27,521
Warrant exercise incentive	(31,712)	—	—
Funds from the exercise of warrants and compensation warrants	8,404,265	37,111	93,012
Fair value of warrants and compensation warrants exercised	3,545,406	23,387	37,458
Funds from the exercise of stock options	1,481,716	152,502	52,700
Fair value assigned to stock options exercised	1,261,156	121,368	39,794
Funds from private placements	4,546,000	7,189,200	5,428,644
Fair value of warrants and compensation warrants issued	(1,869,231)	(4,308,292)	(3,608,483)
Share issue costs	—	(529,222)	(502,965)
Common Shares issued for reduction of license fee	1,439,898	—	—
Common Shares issued as finance costs	—	—	150,000
December 31,	61,688,953	42,911,455	40,225,401

Special Voting Share
Beginning balance	—	100	100
Cancellation of special voting share	—	(100)	—
December 31,	—	—	100

Shares to be Issued
Deferred share issue costs	—	—	27,521
Exchangeable Shares exchanged into common shares	—	—	(27,521)
December 31,	—	—	—

Warrants
Beginning balance	8,135,590	3,850,685	1,813,729
Fair value of warrants and compensation warrants issued	1,869,231	4,308,292	3,608,483
Fair value of warrants and compensation warrants exercised	(3,545,406)	(23,387)	(37,458)
Fair value of expired warrants	(756)	—	(1,534,069)
December 31,	6,458,659	8,135,590	3,850,685

Contributed Surplus
Beginning balance	20,261,067	16,361,282	13,162,981
Stock-based compensation	4,615,997	4,021,153	1,704,026
Fair value of stock options exercised	(1,261,156)	(121,368)	(39,794)
Fair value of expired warrants	756	—	1,534,069
December 31,	23,616,664	20,261,067	16,361,282

Accumulated Other comprehensive income
Beginning balance	(11,593)	243,829	278,263
Other comprehensive (loss) income attributable to common shareholders - Translation adjustment	(572,959)	(255,422)	(34,434)
December 31,	(584,552)	(11,593)	243,829

Deficit
Beginning balance	(66,994,702)	(59,145,685)	(50,442,457)
Divestiture of non-controlling interest	—	—	(139,116)
Net loss attributable to common shareholders	(11,785,800)	(7,849,017)	(8,564,112)
December 31,	(78,780,502)	(66,994,702)	(59,145,685)

Total shareholders’ equity	$12,399,222	$4,301,817	$1,535,612

Non-controlling interest
Beginning balance	—	—	(139,116)
Divestiture of non-controlling interest	—	—	139,116
Ending balance	—	—	—
Total equity	$12,399,222	$4,301,817	$1,535,612

The accompanying notes are an integral part of these consolidated financial statements.

4

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

		Restated	Restated
For the Years Ended December 31,	2014	2013	2012

CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES
Net loss	$(11,785,800)	$(7,849,017)	$(8,564,112)
Adjustments for:
Depreciation of property and equipment (Note 5)	210,717	60,738	3,165
Amortization of patents and licenses (Note 6)	26,238	12,797	7,554
Product Warranty reserve	—	(25,999)	—
Stock-based compensation (Note 10)	4,615,997	4,021,153	1,704,026
Discontinued operations, net of tax	—	—	4,685,449
Shares issued for reduction of license fee (Note 19)	1,439,898	—	—
Financing fees	—	—	150,000
	(5,492,950)	(3,780,328)	(2,013,918)

Net change in non-cash working capital accounts
Accounts receivable	—	96,749	(13,686)
Prepaid and other current assets	23,908	(163,726)	(58,094)
Accounts payable and accrued liabilities	195,697	24,124	(80,958)

Cash flows from operating activities, continuing operations	(5,273,345)	(3,823,181)	(2,166,656)
Cash flows from operating activities, discontinued operations	—	—	(3,728,678)
	(5,273,345)	(3,823,181)	(5,895,334)

INVESTING ACTIVITIES
Purchase of property and equipment (Note 5)	(365,785)	(882,860)	(28,352)
Purchase of patents and licenses (Note 6)	(161,283)	(62,923)	(7,650)

Cash flow from investing activities, continuing operations	(527,068)	(945,783)	(36,002)
Cash flow from investing activities, discontinued operations	—	—	1,000,000
	(527,068)	(945,783)	963,998

FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs and warrant exercise incentive	14,400,269	6,849,591	5,071,391

Cash flow from financing activities, continuing operations	14,400,269	6,849,591	5,071,391
Cash flow from financing activities, discontinued operations	—	—	—
	14,400,269	6,849,591	5,071,391

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(572,959)	(255,422)	(34,434)

NET CHANGE IN CASH AND CASH EQUIVALENTS, continuing operations	8,026,897	1,825,205	2,834,299
NET CHANGE IN CASH AND CASH EQUIVALENTS, discontinued operations	—	—	(2,728,678)

CASH AND CASH EQUIVALENTS, beginning of year	3,260,967	1,435,762	1,330,141
CASH AND CASH EQUIVALENTS, end of year	$11,287,864	$3,260,967	$1,435,762

The accompanying notes are an integral part of these consolidated financial statements.

5

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.                                   DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and ODIS Inc. (“ODIS”), a subsidiary of Opel Solar Inc., (collectively, the “Company”) is the developer of the planar opto-electronic technology (“POET”) platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die. Opel Solar Inc. is a wholly owned subsidiary of POET Technologies Inc. The Company’s head office is located at 121 Richmond Street West, Suite 501, Toronto, Ontario, Canada M5H 2K1. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on April 7, 2015.

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

6

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company’s financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The Company designated its cash as fair value through profit or loss, its accounts receivable as loans and receivables, and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology that refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Marketable securities

Marketable securities are classified as available for sale and are carried at fair value. Unrealized holding gains and losses are recognized in other comprehensive income.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over their estimated useful lives. Ongoing maintenance costs are expensed as incurred.  The expiry of the patents and licenses range from 6 - 12 years (see note 20).

Product warranty

A product warranty is recognized when present obligations as a result of a sale of products will probably lead to an outflow of economic resources from the Company and the amounts can be estimated reliably. The timing or the amount of the outflow may still be uncertain. Product warranty is measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Product warranties are reviewed at each reporting date and adjusted to reflect the current best estimate. The Company discontinued its Solar operations in 2012 and disposed of its remaining solar assets and liabilities on April 5, 2013, as a result, the Company no longer has a reserve for product warranty. In 2013, additional provisions for warranty were increased by $74,101 during the year, and as a result of the above were reduced to nil by reversing the $100,000 cumulative reserve at the time.  The Company is liable for warranty claims on sales previously recognized on a discontinued operation. In 2013, management believes the Company’s exposure on these warranty claims is not material.  No claims have been settled or recorded in 2014.

Investment in Opel Solar Asia Company Limited

The Company has a 19% interest in Opel Solar Asia Company Limited (“Opel Asia”), a non-publicly traded Company. The Company’s investment is measured at cost. The Company evaluated its investment in this Company for impairment. During 2012, the Company discontinued its solar related operations and the Company’s investment in Opel Asia was considered by management to be impaired and was therefore written down to nil (See note 22).

7

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. During 2012, the Company discontinued its solar operations and recorded an impairment loss of $414,570 (see Note 22). The Company did not record an impairment loss in 2014 or 2013.

Deferred energy credit

The Company received in cash, an energy credit on a solar installation in Plainville, CT., used in operations. The credit was deferred and was being amortized over the estimated useful life of the asset (20 years) and was included in the amortization of property and equipment. During 2012, the Company discontinued its solar operations; On April 5, 2013, the Company disposed of the remaining assets available for sale in consideration for the assumption of the disposal group liabilities to another arm’s length party (see note 22).

Asset Retirement Obligation

Asset retirement obligation (“ARO”) represents liabilities to the Company for which the amount or timing is uncertain. ARO is recognized when the Company has a constructive or legal obligation to decommission an asset, it is probable that such decommissioning will result in an outflow of resources and the amount can be reliably estimated. ARO is measured at the present value of the expected outflows to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The accretion in the obligation due to the passage of time is recognized as an expense. During 2012, the Company discontinued its solar operations; On April 5, 2013, the Company disposed of the remaining assets available for sale in consideration for the assumption of the disposal group liabilities to another arm’s length party (see note 22).

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Other income - Government Grants

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects. Other income earned on government grants in 2014 was $169,832 (2013 - $342,874, 2012 - $238,806).

Interest income

Interest income on cash and short-term investments classified as fair value through profit or loss is recognized as earned using the effective interest method.

8

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalized only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. The Company has not met the criteria set out in IAS 38, therefore no deferral has been recognized.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

The following new accounting policy was adopted on January 1, 2014:

Financial instruments

IAS 32, Financial Instruments; Offsetting Financial Assets and Financial Liabilities

The amendment provides further clarification on the application of the offsetting requirements. The adoption of this pronouncement did not have an impact on the Company’s consolidated financial statements.

3.                                   RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company.

(i)                               Financial instruments

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss. The new standard applies to annual years beginning on or after January 1, 2015.

The Company has considered all other recently issued accounting pronouncements and does not believe the adopting of such pronouncements will have a material impact on its consolidated financial statements.

4.                                   MARKETABLE SECURITIES

Marketable securities consist of small investments in three companies carrying a fair value of nil as of December 31, 2014 and $397 as of December 31, 2013.

9

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.                                   PROPERTY AND EQUIPMENT

	Construction in	Machinery and	Office
	progress	equipment	equipment	Total

Cost
Balance, January 1, 2013	$—	$27,500	$2,335	$29,835
Additions	—	931,449	6,411	937,860
Balance, December 31, 2013	—	958,949	8,746	967,695
Additions	3,152	314,973	47,660	365,785
Balance, December 31, 2014	3,152	1,273,922	56,406	1,333,480

Accumulated Depreciation
Balance, January 1, 2013	—	2,750	415	3,165
Depreciation for the year	—	59,250	1,488	60,738
Balance, December 31, 2013	—	62,000	1,903	63,903
Depreciation for the year	—	203,008	7,709	210,717
Balance, December 31, 2014	—	265,008	9,612	274,620

Carrying Amounts
At December 31, 2013	$—	$896,949	$6,843	$903,792
At December 31, 2014	$3,152	$1,008,914	$46,794	$1,058,860

(1) Included in 2013 additions is $55,000 in deposits that were paid in 2012 and included in prepaids and other current assets.

6.                                   PATENTS AND LICENSES

Cost
Balance, January 1, 2013	$103,229
Additions	62,923
Balance, December 31, 2013	166,152
Additions	161,283
Balance, December 31, 2014	327,435

Accumulated Depreciation
Balance, January 1, 2013	27,679
Amortization/impairment	12,797
Balance, December 31, 2013	40,476
Amortization	26,238
Balance, December 31, 2014	66,714

Carrying Amounts
At December 31, 2013	$125,676
At December 31, 2014	$260,721

See note 20 for explanation of a change in accounting policy relating to patents and licenses.

10

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2014	2013

Trade payable	$79,406	$94,824
Payroll related liabilities	113,338	89,243
Accrued liabilities	258,980	71,960

	$451,724	$256,027

8.            SHARE CAPITAL

(a)         AUTHORIZED

Unlimited number of common shares

One special voting share

(b)         COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, December 31, 2011	93,025,421	$38,507,720
OPEL Solar Inc. Exchangeable Shares, exchanged into common shares	135,000	27,521
Shares issued on the exercise of stock options	185,000	52,700
Fair value of stock options exercised	—	39,794
Shares issued on private placement	23,412,479	5,428,644
Fair value of warrants and compensation warrants issued	—	(3,608,483)
Share issue costs	—	(502,965)
Shares issued as finance costs	500,000	150,000
Shares issued on the exercise of warrants	270,715	93,012
Fair value of warrants exercised	—	37,458

Balance, December 31, 2012	117,528,615	40,225,401
Shares issued on the exercise of stock options	607,500	152,502
Fair value of stock options exercised	—	121,368
Shares issued on private placement	14,400,000	7,189,200
Fair value of warrants and compensation warrants issued	—	(4,308,292)
Share issue costs	—	(529,222)
Shares issued on the exercise of warrants and compensation warrants	140,000	37,111
Fair value of warrants exercised	—	23,387

Balance, December 31, 2013	132,676,115	42,911,455
Shares issued on the exercise of stock options	4,824,950	1,481,716
Fair value of stock options exercised	—	1,261,156
Shares issued on private placements	7,692,307	4,546,000
Fair value of warrants and compensation warrants issued	—	(1,869,231)
Shares issued on the exercise of warrants and compensation warrants	19,384,712	8,404,265
Fair value of warrants and compensation warrants exercised	—	3,545,406
Warrant exercise incentive	—	(31,712)
Shares issued for reduction of license fee	2,000,000	1,439,898
Balance, December 31, 2014	166,578,084	$61,688,953

During 2012, the Company completed various brokered private placement financings for gross proceeds aggregating to $5,428,644 ($5,384,870 CAD). IBK Capital Corp. acted as agent in respect to the issuance and sale of 23,412,479 units, at a price of $0.225 ($0.23 CAD) per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.34 ($0.35 CAD) per share for a year of three years. The agent received cash commissions in the aggregate of $371,862 ($368,941 CAD) and 2,341,247 compensation warrants in connection with these private placements. Each compensation warrant entitles the holder to purchase one common share of the Company at $0.225 ($0.23 CAD) per share for a year of four years. Additional issue costs amounted to $131,103 ($132,144 CAD).

The fair value of the warrants and compensation warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.08% and 1.17%, volatility of 109% and 120.55% and estimated life of 3 and 4 years. The estimated fair value assigned to the warrants and compensation warrants was $3,186,039 ($3,160,685 CAD) and $422,444 ($419,083 CAD) respectively.

On February 14, 2013, the Company completed a brokered private placement financing for gross proceeds aggregating $7,189,200.  The Company issued 14,400,000 units, at a price of $0.49 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.748 per share for a period of two years. The agents received cash commissions in the aggregate of $503,244 and 1,440,000 compensation warrants in connection with the private placement. Each compensation warrant entitles the holder to purchase one common share of the Company at $0.49 per share for a period of three years. Additional issue costs amounted to $25,978.

11

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.            SHARE CAPITAL (Continued)

The fair value of the warrants and compensation warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.16% and 1.24%, volatility of 121% and 111.35% and estimated life of 2 and 3 years. The estimated fair value assigned to the warrants and compensation warrants was $3,825,178 and $483,114 respectively.

On February 13, 2014, the Company completed a $4,546,000 private placement financing. The financing consisted of 7,692,307 units at a price of $0.59 per unit. Each unit comprises one common share and one common share purchase warrant. One warrant allows the holder to acquire one common share of the Company at an exercise price of $0.91 per share for a period of 2 years.  No commission was payable with respect to this financing.

The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.017%, volatility of 92.22% and estimated life of 2 years. The estimated fair value assigned to the warrants was $1,869,231.

During the year, the Company paid $31,712 as incentives for the exercise of warrants.

(c)            SPECIAL VOTING SHARE

On June 5, 2007, one (1) special voting share was issued in conjunction with a Support and Trust Agreement entered into amongst POET Technologies Inc, OPEL Solar Inc. (“OSI”) and TMX Equity Transfer Services.  The special voting share was returned to treasury and cancelled on June 21, 2013.

9.                                   WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value

Balance, December 31, 2011	$0.45	11,839,560	$1,813,729
Warrants issued	0.34	23,412,479	3,186,039
Compensation warrants issued	0.23	2,341,247	422,444
Expired	0.48	(10,544,002)	(1,534,069)
Exercised	0.34	(270,715)	(37,458)

Balance, December 31, 2012	0.33	26,778,569	3,850,685
Warrants issued	0.75	14,400,000	3,825,178
Compensation warrants issued	0.50	1,440,000	483,114
Exercised	0.17	(140,000)	(23,387)

Balance, December 31, 2013	0.48	42,478,569	8,135,590
Warrants issued	0.91	7,692,307	1,869,231
Expired	0.29	(3,500)	(756)
Exercised	0.43	(19,384,712)	(3,545,406)

Balance, December 31, 2014	$0.61	30,782,664	$6,458,659

12

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.                                   WARRANTS (Continued)

As at December 31, 2014 the following warrants were outstanding:

	Number	Historical	Exercise
	of Warrants	Fair Value ($)	Price ($)	Expiry Date

	9,337,000	2,479,570	0.75	February 14, 2015
	1,383,000	182,469	0.34	June 8, 2015
	731,544	96,431	0.34	June 22, 2015
	900,000	121,026	0.34	July 31, 2015
	1,542,387	210,720	0.34	September 7, 2015
	5,325,000	738,140	0.34	September 13, 2015
	2,298,000	315,783	0.35	September 27, 2015
	6,734,577	1,636,402	0.91	February 12, 2016
Compensation warrants	1,411,855	473,672	0.50	February 14, 2016
Compensation warrants	38,040	6,659	0.22	June 22, 2016
Compensation warrants	11,250	2,006	0.22	July 31, 2016
Compensation warrants	33,111	5,998	0.22	September 7, 2016
Compensation warrants	536,900	98,681	0.22	September 13, 2016
Compensation warrants	500,000	91,102	0.22	September 27, 2016

	30,782,664	6,458,659	0.61

These warrants were issued in Canadian dollars and are exercisable at prices ranging from $0.23 CAD and $1.00 CAD.

10.                               STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On August 12, 2014, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, referred to as the “2014 Plan”). Under the 2014 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2014 Plan provides that the number of common shares issuable pursuant to options granted under the 2014 Plan and pursuant to other previously granted options is limited to 31,925,000 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Options granted under the 2014 Plan generally vest 25% immediately and 25% every six months from the date of issue, however, the directors may, at their discretion, specify a different vesting period.

13

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.         STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of	Exercise
	Options	Price

Balance, January 1, 2012	9,532,750	$0.63
Expired/cancelled	(6,875,000)	0.68
Exercised	(185,000)	0.28
Granted	15,130,000	0.27

Balance, December 31, 2012	17,602,750	0.35
Expired/cancelled	(572,500)	0.53
Exercised	(607,500)	0.25
Granted	7,310,000	0.46

Balance, December 31, 2013	23,732,750	0.38
Expired/cancelled	(825,000)	1.01
Exercised	(4,824,950)	0.31
Granted	6,155,000	1.26

Balance, December 31, 2014	24,237,800	$0.61

During the year, the Company granted 6,155,000 (2013 - 7,310,000, 2012 - 15,130,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $1.26 (2013 - $0.46, 2012 - $0.27) per share.

During the year, the Company recorded stock-based compensation of $4,615,997 (2013 - $4,021,153, 2012 - $1,704,026) relating to stock options that vested during the year.

The stock options granted during 2014, 2013 and 2012 were valued using the Black-Scholes option pricing model using the following assumptions:

	2014	2013	2012
Weighted average exercise price	$1.26	$0.46	$0.27
Weighted average risk-free interest rate	1.58%	1.75%	1.41%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	102%	113%	116%
Weighted average estimated life	5 years	5 years	5.75 years

Share price on the various grant dates were:

First grant	$1.31	$0.53	$0.22
Second grant	1.10	0.50	0.23
Third grant	1.64	0.44	0.28
Fourth grant	1.13	0.46	0.43
Fifth grant	—	0.47	0.45
Sixth grant	—	0.42	—
Seventh grant	—	0.43	—

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

14

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.         STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2014 are as follows:

Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.11 - $0.25	3,561,300	$0.22	3.70	3,561,300	$0.22
$0.28 - $0.31	667,500	$0.27	2.84	667,500	$0.27
$0.34 - $0.37	880,000	$0.33	5.63	880,000	$0.33
$0.38 - $0.86	13,574,000	$0.45	3.51	12,396,500	$0.45
$0.87 - $1.64	5,555,000	$1.39	4.62	1,550,000	$1.36

	24,237,800	$0.61	3.87	19,055,300	$0.45

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 1, 2012	$13,162,981
Stock-based compensation	1,704,026
Fair value of stock options exercised	(39,794)
Fair value of expired warrants	1,534,069

Balance, December 31, 2012	16,361,282
Stock-based compensation	4,021,153
Fair value of stock options exercised	(121,368)

Balance, December 31, 2013	20,261,067
Stock-based compensation	4,615,997
Fair value of stock options exercised	(1,261,156)
Fair value of expired warrants	756

Balance, December 31, 2014	$23,616,664

15

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.         LOSS PER SHARE

		Restated	Restated
	2014	2013	2012

Numerator
Net loss from continuing operations	$(11,785,800)	$(7,849,017)	$(3,878,663)
Net loss from discontinued operations	$—	$—	$(4,685,449)
Net loss	$(11,785,800)	$(7,849,017)	$(8,564,112)

Denominator
Weighted average number of common shares outstanding	156,488,296	130,743,149	101,912,576
Weighted average number of common shares outstanding - diluted	156,488,296	130,743,149	101,912,576

Basic and diluted loss per share, continuing operations	$(0.08)	$(0.06)	$(0.04)
Basic and diluted loss per share, discontinued operations	$—	$—	$(0.04)
Basic and diluted loss per share	$(0.08)	$(0.06)	$(0.08)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2014, 2013 and 2012 is not reflected as they are anti-dilutive.

12.         COMMITMENTS AND CONTINGENCIES

The Company has two operating leases for office space and research facilities expiring March 31, 2015 and March 14, 2018.

Rent expense under these leases was $153,398 for the year ended December 31, 2014 (2013 - $118,068, 2012 - $245,739).

Remaining minimum annual rental payments to the lease expiration dates are as follows:

2015	$162,293
2016 through 2019	78,789

$241,082

16

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.         RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2014	2013	2012

Salaries	$1,363,417	$867,231	$452,615
Share-based payments (1)	1,167,245	1,481,517	1,116,124

Total	$2,530,662	$2,348,748	$1,568,739

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the year as calculated using the Black-Scholes model.

During the year ended December 31, 2014, the Company settled $100,000 advanced to the former CEO of the Company. The amount was non-interest bearing and short-term in nature. The Company settled the amount due from the former CEO in return for a reduction in his compensation and certain other entitlements.

During the year, the Company paid a cumulative total of $837,637 (2013 - $351,708, 2012 - $193,692) in consulting fees to two executive directors of the Company.

In 2014, the former CEO of the Company received a severance package of $185,000 to be paid over one year. The full amount of the severance package has been accounted for during the year.

The Company paid $174,549 in fees and disbursements (2013 - $91,316, 2012 - $202,252) to a law firm, of which a director is counsel, for legal services rendered to the Company.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

14.         SEGMENT INFORMATION

The Company and its subsidiary operates in a single segment; the design of semi-conductor products for military and industrial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operating segment is below:

ODIS Inc. (“ODIS”)

ODIS develops the technology to produce a monolithic, integrated opto-electronic microchip having several potential major market applications: infrared sensor arrays for Homeland Security monitoring and imaging along with the unique combination of optical lasers, and electronic control circuits on the same microchip for potential applications in various military programs and potentially telecom for Fibre to The Home. ODIS’ technology also provides the opportunity for higher speed computing capabilities.

17

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.         SEGMENT INFORMATION (Continued)

The Company operates geographically in the United States and Canada. Geographical information is as follows:

	2014
As of December 31,	US	Canada	Consolidated

Current assets	$3,106,274	$8,425,091	$11,531,365
Property and equipment	1,054,636	4,224	1,058,860
Patents and licenses	260,721	—	260,721

Total Assets	$4,421,631	$8,429,315	$12,850,946

For the year ended December 31,	US	Canada	Consolidated

General and administration	$1,612,014	$8,065,691	$9,677,705
Research and development	2,277,927	—	2,277,927
Other income	(169,832)	—	(169,832)

Net Loss	$3,720,109	$8,065,691	$11,785,800

		Restated
		2013
As of December 31,	US	Canada	Consolidated

Current assets	$640,538	$2,887,838	$3,528,376
Property and equipment	903,792	—	903,792
Patents and licenses	125,676	—	125,676

Total Assets	$1,670,006	$2,887,838	$4,557,844

For the Year ended December 31,	US	Canada	Consolidated

General and administration	$1,181,138	$5,103,150	$6,284,288
Research and development	1,925,974	—	1,925,974
Investment income	(18,371)	—	(18,371)
Other income	(342,874)	—	(342,874)

Net Loss	$2,745,867	$5,103,150	$7,849,017

		Restated
		2012
As of December 31,	US	Canada	Consolidated

Current assets	$1,971,435	$326,172	$2,297,607
Property and equipment	26,670	—	26,670
Patents and licenses	75,550	—	75,550

Total Assets	$2,073,655	$326,172	$2,399,827

18

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.         SEGMENT INFORMATION (Continued)

	US	Canada	Consolidated

For the Year ended December 31,

General and administration	$557,141	$2,466,330	$3,023,471
Research and development	1,093,998	—	1,093,998
Investment income	—	—	—
Other income	(238,806)	—	(238,806)

Net Loss from Continuing Operations	$1,412,333	$2,466,330	$3,878,663

15.         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, marketable securities and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

As of December 31,	2014	2013

Fair value through profit or loss, measured at fair value:
Cash	$11,287,864	$3,260,967
Available-for-sale, measured at fair value:
Marketable securities	—	397
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(451,724)	(256,027)

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash and marketable securities were determined using level 1 inputs.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US and Canadian dollar. Most transactions are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian dollar.  A 10% change in the Canadian dollar would increase or decrease other comprehensive income by $829,458.

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POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.                            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities over the next eighteen months.

16.                            CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income and deficit) and cash. The components of capital on December 31, 2014 were:

Cash and cash equivalents	$11,287,864
Shareholders’ equity	$91,764,276

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis.  There were no changes in the Company’s approach to capital management during the year.

17.                              INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2014 (2013 - 26.5%, 2012 – 27%) to the amounts recognized in operations.

		Restated
For the Year Ended December 31,	2014	2013

Net loss	$11,785,800	$7,849,017

Expected income tax recovery	3,123,200	2,566,600

Changes from:
Amounts not deductible for tax purposes	(1,604,700)	(1,052,000)
Other non-deductible items	(6,100)	(18,400)
Deductible share issuance costs	100,000	99,000
Effect of prior years’ loss adjustment	171,600	—
Unrecognized tax losses	(2,347,300)	(1,422,513)
Foreign tax differential	563,300	(172,687)

Income tax recovery recognized	$—	$—

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POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.                              INCOME TAXES (continued)

Restated
For the Year Ended December 31,	2012

Net loss, continuing operations	$3,878,663
Net loss, discontinued operations	4,685,449

Net loss	8,564,112

Expected income tax recovery at combined statutory rates:
Continuing operations	$1,249,000
Discontinued operations	2,050,440

3,299,440
Changes from:
Amounts not deductible for tax purposes	(737,000)
Other non-deductible items	108,273
Deductible share issuance costs	70,000
Effect of tax rate reduction	(28,713)
Unrecognized tax losses	(2,894,000)
Foreign tax differential	182,000

Income tax recovery recognized	$—

The following table reflects future income tax assets at December 31:

	2014	2013

Resource assets	$1,024,271	$1,024,271
Share issue costs	544,278	884,000
Canadian non-capital losses	7,544,985	3,931,000
Canadian capital losses	—	2,950,943
US non-capital losses	52,682,069	48,797,000

	61,795,603	57,587,214
Unrecognized deferred tax assets	(61,795,603)	(57,587,214)

Future income tax assets recognized	$—	$—

Note: 2013 future tax assets have been adjusted to reflect the gross value of the assets.

The Company’s non-capital losses will expire between 2027 and 2034.

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POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.                              EXPENSES

Research and development costs can be analyzed as follows:

	For the year ended December 31:
		Restated	Restated
	2014	2013	2012

Wages and benefits	$899,758	$692,105	$572,399
Subcontract fees	582,943	558,073	326,458
Stock-based compensation	641,176	565,246	64,744
Supplies	154,050	110,550	130,397
	$2,277,927	$1,925,974	$1,093,998

General and administrative costs can be analyzed as follows:

	For the year ended December 31:
		Restated	Restated
	2014	2013	2012

Stock-based compensation	$3,974,821	$3,455,907	$1,639,282
Wages and benefits	1,700,600	831,950	420,572
Professional fees	907,794	632,159	167,682
Management and consulting fees	595,667	581,203	287,192
General expenses	662,672	558,560	222,466
Rent	159,298	150,974	275,558
Depreciation and amortization	236,955	73,535	10,719
Shares issued as reduction of license fee	1,439,898	—	—
	$9,677,705	$6,284,288	$3,023,471

19.                              REDUCTION OF LICENSE FEE

The University of Connecticut agreed to convert certain royalty rights into a significant investment in the Company.  The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company. The common shares were valued at $1,439,898 (CAD $1,580,000). The market value of shares was determined using the quoted market price of the Company’s stock on the TSX.V on the date of the agreement between the Company and the University of Connecticut.

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POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.                     ACCOUNTING POLICY CHANGE

During the year, the Company made an accounting policy change to capitalize its patent registration costs. The previous accounting policy was to charge patent registration costs against profit and loss in the year those costs are incurred (see note 2).

The new accounting policy was adopted in 2014 and has been applied retrospectively. Management believes that the change in accounting policy will provide more relevant and reliable information. The Company is developing an intangible process which is increasing the net worth of the Company. Each patent filed increases the value of the Company. This retrospective change in accounting policy provides more transparent information relating to these assets as they are expected to provide future economic benefits and can be measured reliably.

The impact of the change in accounting policy on the Consolidated Statement of Operations and Deficit, Consolidated Statement of Comprehensive Loss, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows is set out below:

Consolidated Statement of Operations and Deficit:

	2013	2012

Net loss previously reported	$(7,903,336)	$(8,568,401)
Differences (increasing) decreasing reported net loss
General and administrative expenses	54,319	4,289

Net loss	(7,849,017)	(8,564,112)
Divestiture of non-controlling interest	—	(139,116)
Deficit beginning of year	(59,145,685)	(50,442,457)

Deficit end of year	(66,994,702)	$(59,145,685)

Loss per share previously reported	$(0.06)	$(0.08)
Loss per share as restated	$(0.06)	$(0.08)

Deficit, previously reported	$(67,081,588)	$(59,178,252)
Effects due to change in accounting policy:
Years prior	32,567	28,278
2013	54,319	—
2012	—	4,289

Deficit	$(66,994,702)	$(59,145,685)

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POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.                     ACCOUNTING POLICY CHANGE (Continued)

Consolidated Statement of Comprehensive Loss:

	2013	2012

Comprehensive loss previously reported	$(8,158,758)	$(8,602,835)
Adjustment to net loss due to change in accounting policy	54,319	4,289

Comprehensive loss	(8,104,439)	$(8,598,546)

Consolidated Statement of Financial Position:
	Balance as previously	Change in
	reported	accounting	Balance as
	December 31, 2013	policy	adjusted

Patents and licenses previously reported, December 31, 2013	$38,790	$86,886	$125,676

Deficit	$(67,081,588)	$86,886	$(66,994,702)

Consolidated Statement of Cash Flows:

Patents and licenses that are capitalized are included as part of cash flows from investing activities whereas patent registration costs that are expensed, and amortization of capitalized costs are included as part of cash flows from operating activities. This resulted in additional cash outflows from investing activities relating to capitalized patent registration costs of $62,923 for the year ended December 31, 2013 and $7,650 for the year ended December 31, 2012. This has also resulted in a corresponding reduction being reflected in the net cash outflow from operating activities of $62,923 in 2013 and $7,650 in 2012. Non-cash operating activities relating to the amortization of patent registration costs increased by $8,604 for the year ended December 31, 2013 and $3,361 for the year ended December 31, 2012.

21.                     SUBSEQUENT EVENTS

Subsequent to the year end, the Company raised $5,806,185 from the exercise of 9,450,500 warrants and 271,300 stock options.

On February 25, 2015, the Company signed a Collaboration Agreement with BAE Systems (“BAE”), under which BAE will provide non-exclusive third-party foundry services in support of the Company’s “Lab-to-Fab” transition plan. The current phase of the work is expected to be performed between March 2015  and August 2015 at an estimated cost to the Company of $905,000. These services are provided under a statement of work and all intellectual property rights remain with the Company.

22.                     DISCONTINUED OPERATIONS

On June 11, 2012, management committed to a plan to discontinue its solar related operations and to dispose of its solar related assets and liabilities. The decision was taken in line with the Company’s strategy to focus on the Company’s key competencies, being the development of the POET platform, which enables the monolithic fabrication integrated circuits containing both electronic and optical elements, with potential high-speed and power-efficient applications in devices such as servers, tablet computers and smartphones. Consequently, all saleable assets and liabilities relating to the solar operations were classified as “assets available for sale” or “disposal group liabilities”.

Revenue and expenses, and gains and losses relating to the discontinued activity have been removed from the results of continuing operations and are shown as a single line item on the face of the consolidated statement of

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comprehensive loss. The operating results of the discontinued operations can be analyzed as follows for the year ended December 31, 2012:

December 31,	2012

Revenue	$617,728

Costs and expenses
Cost of goods sold (1)	1,117,282
General and administration (2)	3,380,117
Research and development	611,644
Investment income, including interest	(3,044)

5,105,999

Net operating results from discontinued operations, net of taxes	(4,488,271)

Loss on divestiture of Opel Solar Asia Company Limited, net of taxes (3)	(197,178)

Loss from discontinued operation, attributable to equity shareholders	$(4,685,449)

(1) Cost of goods sold includes inventory write-down of	$1,143,011

(2) General and administration includes the following:
Impairment of long lived assets	414,570
Uncollectible accounts receivable	195,774
Prepaid expenses	127,602

(3) The Company divested itself of its interest in Opel Solar Asia Company Limited because it was unable to identify a buyer for this investment. The Company therefore recorded a loss on divestiture of $197,178.

23. SHARES TO BE ISSUED

In 2012, the remaining shares to be issued of 135,000 were exchanged into common shares.

24. DEFERRED ENERGY CREDIT

The Connecticut Clean Energy Fund, (“CCEF”) provided $526,518 in funding cash credits to the Company for its solar energy installation on Linden School, in Plainville, CT. This funding credit was provided to the Company as an incentive for creating a clean energy alternative, and based on the size and performance of the system after it was installed and operational for a period of nine months. In 2009, the Company was awarded $179,070 on the same project as a part of the United States Department of the Treasury’s (“USDOT”) grant of cash in lieu of tax credits, on qualified alternative energy projects. This cash payment was a part of the American Recovery and Reinvestment Act of 2009.

During 2012, the Company discontinued its solar operations. The balance in deferred energy credit relating to the USDOT of $179,070 was fully amortized and the balance relating to CCEF of $526,518 was reclassified to disposal group liabilities.

In 2012, the Company recorded combined amortization and impairment charges of $169,102.

25. ASSET RETIREMENT OBLIGATION

The Company had a solar installation that was used in operations. In 2030, the Company was obligated to remove the installation and restore the underlying real estate to its original state. The asset retirement obligation (“ARO”) was accreted using the credit-adjusted risk free rate when the liability was initially measured. There are no assets legally restricted for settling the aforementioned asset retirement obligation.

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During the year ended December 31, 2012, the Company discontinued its solar operations. The balance of the asset retirement obligation at the date of discontinuance was reclassified to disposal group liabilities (see Note 22). The Company sold the solar installation in 2013 at which time the ARO and the responsibility to restore the underlying real estate to its original state was assigned to the purchaser of the solar installation.

In 2012, amortization related to the ARO was $5,618.

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